
03037959

82- SUBMISSIONS FACING SHEET

Follow Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Danisco A/S

*CURRENT ADDRESS Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark

**FORMER NAME

**NEW ADDRESS



PROCESSED
DEC 15 2003
THOMSON FINANCIAL

FILE NO. 82- 3158 FISCAL YEAR 4/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/1/03



Annual Report 2002/03

DANISCO

First you add knowledge...

Preparing food for others is a great responsibility – in particular on an industrial scale. More and more food is produced outside the home, and as a supplier of ingredients to food producers, it is important for Danisco to help consumers get healthy, safe and tasty foods.

Danisco offers a broad range of products within ingredients, sweeteners and sugar.

Vision

Danisco wants to be the leading supplier of ingredients to the global food industry.

Financial targets

Danisco builds on the concept of value-based management, creating value through the Group's financial and human resources.

The Ingredients and Sweeteners segment targets to double sales in the period 2000-2005 through organic growth above market average and acquisitions.

Danisco is also committed to achieving organic growth in this segment with an operating margin (operating profit before goodwill amortisation, EBITA) of at least 15 per cent during this five-year period and return on average invested capital (ROAIC) of at least 15 per cent before tax during the same period.

For acquisitions in Ingredients and Sweeteners, Danisco seeks to ensure that return on investment will exceed the weighted average capital cost (WACC) no later than in the third full financial year after the acquisition.

In the Sugar segment, the target is to sustain net sales and grow cash flow from operations by an annual 5-6 per cent (CAGR) in 2000-2005 and to report ROAIC of at least 12 per cent before tax.

Please note:
In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Annual Report for 2002/03, the Danish version will prevail.

Contents

2002/03 was a year of challenging markets. We nevertheless achieved organic sales growth of 3 per cent in our ingredients division and continued winning market shares. Our investment in China paid off with organic growth of around 60 per cent in spite of the challenges caused by the SARS epidemic. It was also the year when we set out to sharpen Danisco's profile – a process that will continue over the coming years.

The development in our ingredients business outperformed the general trend in the industry. Our progress was achieved against the continued weakness of the US dollar and is thanks to our one-stop-supplier concept that allows us to transfer knowledge of ingredients to our customers and makes us their preferred partner.



In the sugar division, we sustained earnings despite growing challenges from the EU sugar regime. Recent EU reports have signalled that we need to be an even more efficient sugar producer to reduce the potential negative earnings impact.

We satisfy consumers' demands for healthy, safe and tasty foods

We exchange and expand knowledge – First you add knowledge... – in partnership with our customers to satisfy consumers' demands for healthy, safe and tasty foods. That is something we have been doing for 132 years – in the process creating a state-of-the-art ingredients knowledge base that provides a unique platform for customer collaboration. We seek to achieve profitable growth and leadership in our business areas through organic growth and acquisitions. The most valuable ingredients in the fulfilment of these goals are our employees without whom we would have no knowledge. Danisco's business model is influenced by our corporate values: create value, be innovative, build competencies, take responsibility and engage in dialogue – all of them stretching throughout the organisation and creating value for our shareholders.

We introduced a number of new products in the course of the year. Let me just mention HOLDBAC™, preservative cultures that protect against listeria and salmonella. We also followed up on our launch of the new bakery enzyme HOX, which in its new-developed formulation is applicable in the dairy industry. Early in 2003, we introduced a product that prevents an ice lolly from melting. The product combines locust bean gum and another stabiliser, and even on the hottest summer day, the ice lolly becomes a fruity jelly rather than melting.

We are committed to an open policy. Based on the extensive sustainability efforts that are going on across the organisation, we report in detail on product safety, working conditions and impact on the external environment. Produced around the world wherever the raw materials are found, our ingredients are part of hundreds of millions of people's daily meals. At Danisco, we acknowledge that the confidence in our business and our products is increasingly important as consumers get ever more critical. To be allowed into the supply chain is literally a matter of confidence. Our reporting on our business adds to sustaining the confidence in Danisco as a responsible corporation in every conceivable respect.

Going forward, the next financial year offers opportunities and challenges for global ingredient market players. I am confident that all employees throughout Danisco are prepared to competently deal with the tasks ahead to the satisfaction of our stakeholders.

We have further strengthened our stakeholder communication, which for the greater part is now available online at our website. Danisco's shareholder magazine, on the other hand, will from now on be issued once a year only, in connection with the invitation to the Annual General Meeting. This is to adapt our entire communication performance to the emerging requirements of today and tomorrow, calling for more dynamics, speed and objectivity.

We hope you will welcome and explore our new initiative.

Enjoy your reading.

Alf Duch-Pedersen
Chief Executive Officer

KEY FIGURES AND FINANCIAL RATIOS

GROUP		1998/99	1999/00	2000/01	2001/02	2002/03
Profit and loss account in DKK million						
Net sales		19,219	27,829	23,492	17,666	16,551
of which main business areas		*10,032*	*14,991*	*15,826*	*16,634*	*16,551*
Operating profit before amortisation of goodwill, etc. (EBITA)		2,133	2,577	2,306	2,315	2,316
of which main business areas		*1,448*	*1,771*	*2,195*	*2,308*	*2,316*
Amortisation of goodwill etc.		(546)	(539)	(437)	(399)	(404)
Operating profit (EBIT)		1,587	2,038	1,869	1,916	1,912
of which main business areas		*1,024*	*1,400*	*1,821*	*1,909*	*1,912*
Financials, net		(227)	(517)	(501)	(449)	(350)
Profit on ordinary activities before tax		1,360	1,521	1,368	1,467	1,562
Profit on ordinary activities		936	871	906	940	1,017
Consolidated profit		936	1,282	112	940	1,017
Cash flows in DKK million						
Cash flow from operating activities		1,992	2,342	2,182	2,064	1,987
Cash flow from investing activities		(3,435)	(9,485)	2,135	566	(1,457)
of which investments in intangible fixed assets, net		*(176)*	*(139)*	*(65)*	*(46)*	*(90)*
of which investments in tangible fixed assets, net		*(1,069)*	*(1,295)*	*(1,136)*	*(754)*	*(797)*
Cash flow from financing activities		1,686	6,590	(3,840)	(2,952)	(798)
Total cash flow		243	(553)	477	(322)	(268)
Balance sheet in DKK million						
Assets		25,614	36,829	31,956	27,771	26,540
Equity		12,265	13,690	12,795	12,580	11,420
Interest-bearing debt, net		5,763	12,669	11,278	9,182	9,439
Invested capital		19,693	25,374	23,007	19,993	19,464
Financial ratios in %						
Operating margin (EBITA)		11.1	9.3	9.8	13.1	14.0
Operating margin (EBIT)		8.3	7.3	8.0	10.8	11.6
Return on average invested capital (ROAIC)		8.9	8.4	7.7	9.3	9.8
Return on average equity		7.5	6.4	6.6	7.1	8.3
Solvency ratio		47.9	37.2	40.0	45.3	43.0
Share data						
Average number of shares excluding own shares	'000	58,566	57,891	57,377	55,734	52,366
Diluted average number of shares excluding own shares	'000	58,566	57,891	57,444	55,795	52,372
Diluted number of shares at year-end excluding own shares	'000	58,007	57,547	56,517	54,447	51,127
Earnings per share:						
Basic (EPS)	DKK	15.83	14.44	15.22	16.24	19.02
Diluted (DEPS)	DKK	15.83	14.44	15.20	16.22	19.02
Diluted, amortisation of goodwill added (DEPSAA)	DKK	25.15	23.75	22.80	23.37	26.73
Diluted cash flow per share	DKK	34.01	40.45	37.98	36.99	37.94
Diluted net asset value per share	DKK	211	238	226	231	223
Market price per share	DKK	325	247	292	283	243
Other data						
Average number of employees		15,413	17,712	14,680	9,105	8,356

See definition of key figures and financial ratios on page 51.

MANAGEMENT'S STATEMENT AND AUDITORS' REPORT

Management's Statement

The Board of Directors and the Executive Board have considered and approved the Annual Report 2002/03 of Danisco A/S.

The Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS), the Danish Financial Statements Act, class D, and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies. In our opinion the accounting policies are appropriate and the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position and results of operations.

We recommend that the Annual Report be adopted by the Annual General Meeting.

Copenhagen, 17 June 2003

Executive Board

Alf Duch-Pedersen *Chief Executive Officer*	Søren Bjerre-Nielsen	Mogens Granborg	Robert H. Mayer

Board of Directors

Anders Knutsen *Chairman*	Matti Vuoria *Deputy Chairman*	Bo Berggren	Per Gertsen
Lis Glibstrup	Peter Højland	Heimo Karinen	Jon Krabbe
Bent Willy Larsen	Børge A. Pedersen	Jørgen Tandrup	

Auditors' Report

We have audited the annual report of Danisco A/S for the financial year 1 May 2002 - 30 April 2003.

The annual report is the responsibility of the Company's Board of Directors and Executive Board. Our responsibility is to express an opinion on the annual report based on our audit.

Basis of Opinion

We conducted our audit in accordance with Danish and International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies applied and significant estimates made by the Board of Directors and Executive Board, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the Parent Company's financial position at 30 April 2003 and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year 1 May 2002 - 30 April 2003 in accordance with the Danish Financial Statements Act, Danish Accounting Standards, International Financial Reporting Standards (IFRS) and the financial reporting requirements of the Copenhagen Stock Exchange governing listed companies.

Copenhagen, 17 June 2003

Deloitte & Touche
Statsautoriseret Revisionsaktieselskab

Henning Møller State-authorised Public Accountant	H.P. Møller Christiansen State-authorised Public Accountant

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Ole Neerup State-authorised Public Accountant	Søren Strøm State-authorised Public Accountant

Satisfactory development

Danisco further strengthened the company's strategy and business platform in the financial year 2002/03.

Sales came to DKK 16,651 million (DKK 17,666 million). Earnings (EBITA) were unchanged at DKK 2,316 million (DKK 2,315 million) with operating margin (EBITA) at 14.0%, an increase of almost 1 percentage point. Translated at unchanged exchange rates, earnings (EBITA) would have been around DKK 2,400 million. Consolidated profit grew 8% to DKK 1,017 million (DKK 940 million), exceeding the expectation announced at the Q3 results of around DKK 950 million.

Earnings per share advanced 17% to DKK 19.02 (DKK 16.24), mainly on account of share buybacks and the positive development in financials.

Ingredients and Sweeteners

Organic growth was 3% compared with 2001/02. Adjusted for local currency development in Latin America, organic growth was 6%. Organic growth in Q4 was 5% against Q4 of last year. Full-year and Q4 growth rates complied with our target of outperforming market growth by 30-50%.

Earnings (EBITA) were adversely impacted by the weak USD rate. We managed to achieve an operating margin (EBITA) of 15% in accordance with the financial targets. Translated at unchanged exchange rates, EBITA would have been DKK 1,423 million.

Market growth for ingredients is sustained at 2-4%. We continue our efforts to enter into partnership with our customers to ensure that our most important resource – knowledge of food ingredients – is applied efficiently with the best possible benefit for our stakeholders. Being a knowledgeable and efficient organisation is what makes Danisco a preferred partner for the food industry.

Texturant products

Texturant products (emulsifiers, textural ingredients and functional systems), the largest product group in Ingredients and Sweeteners, achieved the growth target with organic growth of 6% compared to last year. Sales in all product groups saw a satisfactory development. Volume growth was satisfactory at 11% compared with last year. Acquisitions accounted for 5%. The stable/favourable development in raw material prices combined with optimal capacity utilization allowed us to sustain operating margin at a satisfactory level. In the course of the year, we decided to expand capacity at our pectin plant in Mexico to accommodate demand.

Speciality products

Organic growth for speciality products (including flavours, feed and bio-ingredients) rose 2%, and acquisitions represented 11%, in total 13%. Adjusted for products that we are phasing out, organic growth was 7%. Growth in bio-ingredients, notably enzymes and cultures, was satisfactory.

Organic growth in Flavours was satisfactory at 7% compared with last year, with operating margin (EBITA) on a rising trend in Q4. In the wake of the Perlarom acquisition, and in order to boost our analytical and technical knowledge, innovation efforts have been focused at Danisco's Dutch flavour centre to provide the foundation for sustaining profitable growth. Normal-level earnings are expected to be achieved in the 2003/04 financial year.

Sweeteners

Organic growth was 1% compared with last year, reflecting volume growth in a number of product groups of around 11%. Xylitol sales in Japan and South Korea continued their very satisfactory trend. Sweetener sales to the North American market were still characterised by price competition and good volume progress.

Europe

Organic growth was 2% compared with 2001/02, with acquisitions adding 8%. Sales were influenced by low economic growth in Europe, while organic growth in Eastern Europe, including Russia, was around 30%. The non-melting ice lolly was marketed primarily in Europe, where customers welcomed the new concept. It is our estimate that we maintained market shares in Europe while progressing in Eastern Europe and Russia.

North America

Net sales organic growth was 1%. The market for Texturant products was subject to price competition throughout the year due to added capacity. Moderate price increases of 7-9% were implemented late in the period when the market situation developed favourably.

The market saw healthy demand in all product groups, particularly within sugar-free products for the ice-cream industry. It is our estimate that we have increased market shares in the region.

Latin America

On the back of the general economic uncertainty prevailing in the region throughout the year, Danisco achieved two-digit sales growth in local currency, which is satisfactory. Notably the last part of the period saw growing optimism, but the uncertainty continues. Products for the meat and dairy industries in particular were in healthy demand. At present, it is difficult to assess the market situation and hence our market share.

Asia-Pacific

Growth in the region was satisfactory, with 7% organic growth compared with last year, and China as a major contributor recording organic growth of about 60%. The growing Chinese food industry increasingly uses ingredients, and Danisco is well positioned on account of our unique ingredients knowledge and our local presence. The sales development in former Germantown added more than expected to boost performance and market share.

Sugar

Operating margin (EBITA) was sustained against lower world market sugar prices and reduced quotas. ROAIC and the strong cash flow were also sustained, thus performing to the financial targets.

Production and sales

Operating margin (EBITA) was 14.4%, in line with last year. Return on invested capital was 12%, delivering on our commitment to create shareholder value. The sugar crop output totalled 1,363,000 tonnes, outgrowing last year's output by 103,000 tonnes and the total quota by 25%. The prices for C-sugar were considerably lower and combined with the quota reduction of 5.3% impacted adversely on earnings (EBITA). This impact was fully offset by high sugar content in the sugar beet and higher volumes, resulting in lower production costs. The sugar campaign progressed satisfactorily with high efficiency and production records. At the sugar factory in Kantvik, Finland, there was a heavy fire in July 2002, which discontinued production of sugar specialities for several months. To ensure sugar supplies to the Finnish market, sugar was exported to Finland to avoid any shortage of sugar for the consumers.

The EU sugar regime

The sugar regime is up for review in 2006, but it is assumed that already in 2003, expert reports will provide recommendations that signal the potential changes in the regime. The sugar regime should be changed within the framework of the WTO rounds, and only if all the sugar regimes in the world are liberalised at the same rate.

Group

Innovation

In the financial year 2002/03, DKK 445 million (DKK 428 million) was spent on innovation, comprising research and development as well as business development, representing 2.7% of sales, an increase on last year's 2.4%. The major part was spent in Ingredients and Sweeteners with innovation costs accounting for 4.2% (4.0%) of net sales.

The combination of biotechnology and emulsifier knowledge has provided for lower-priced natural preservatives for the meat industry in China. Other new trails in this area include the

Ingredients and Sweeteners

Growth by geographic market

Change in per cent

	Growth	Currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Sales distribution %
Europe	8	(2)	10	8	2	44
North America	(7)	(14)	7	6	1	26
Latin America	(8)	(13)	5	3	2	8
Asia Pacific	2	(10)	12	5	7	18
Rest of the world	30	(2)	32	10	22	4
Total	2	(7)	9	6	3	100

Growth by product area

Change in per cent

	Growth	Currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Sales distribution %
Texturant products	2	(9)	11	5	6	47
Speciality products	6	(7)	13	11	2	36
Sweeteners	(5)	(6)	1	-	1	17
Total	2	(7)	9	6	3	100

development of preservative cultures, HOLDBAC™, protectants against listeria and salmonella. The cultures were introduced in 2002 for meat, cheese and fish products.

During the financial year, Danisco followed up on last year's launch of the new bakery enzyme HOX (hexose oxidase). With a new formulation, other food products can also benefit from this enzyme, the dairy industry being the first new area for HOX.

Danisco's collaboration with Genencor continued, and based on the expertise build-up as regards design of enzyme molecules and the application of high throughput techniques, the finalising of the first new enzymes for the food industry resulting from this partnership has been moved forward.

Danisco's ingredients are in half of all the ice cream produced in the world, and early 2003 saw the launch of a product that prevents an ice lolly from melting and dripping. By combining a special blend of locust bean gum and another stabiliser, the ice lolly does not melt but turns into a fruity jelly – even on a very hot summer's day. The new ice concept has so far been sold to customers in France, Holland, Italy, Britain and Germany.

Danisco Venture

Danisco Venture invests in internal and external ideas to further enhance the value creation from Danisco's knowledge. Founded two years ago, Danisco Venture had at 30 April 2003 assessed around 500 companies and business ideas. During the year ended, Danisco Venture invested in Direvo Biotech AG and made another investment in Poalis A/S (formerly BioLogic A/S).

Danisco Venture made fewer investments than expected during the year, largely due to the negative development in the venture finance market, reducing the number of first-rate investment opportunities.

An important requirement for Danisco Venture's activities is to identify new opportunities for products, technologies or savings for our customers. The enzyme development project between Danisco and Direvo is an example of how Danisco Venture activities can result in new product opportunities for Danisco.

Acquisitions and divestments

At the beginning of the financial year, Danisco acquired Belgian flavour house Perlarom, providing a stronger platform for Danisco in Europe, as we moved up from tenth to sixth rank. Otherwise, there were no acquisitions during 2002/03. The general activity level in the ingredients sector was low, offering rather few options. Several acquisition targets were thoroughly assessed, but lack of business area coherence and insufficient synergies refrained Danisco from other investments, leaving us unable to deliver on the target of creating value for the investors through acquisitions. We continue to assess acquisition potential for Ingredients and Sweeteners, targeting the business areas cultures, flavours and enzymes.

Associated undertakings

Income from the associated undertakings Genencor and Amcor Flexibles Europe was DKK 5 million and DKK 17 million respectively, totalling DKK 22 million.

Tax

The Group's net tax for the year was DKK 545 million, corresponding to a tax rate of 28 on profit before tax adjusted for non-deductible goodwill amortisation and associated undertakings. The tax rate was impacted by changes to previous years. After goodwill amortisation and associated undertakings, the tax rate was 35 against 36 in 2001/02.

Investments

Consolidated net investments in intangible and tangible assets totalled DKK 887 million (DKK 800 million), which was lower than originally planned. Ingredients and Sweeteners invested a total of DKK 438 million in tangible assets, of which approximately DKK 350 million relates to maintenance. Sugar investments in tangible assets totalled DKK 374 million, exceeding maintenance level due to environmental protection and the rebuilding of the Kantvik facilities after the fire.

Cash flow

Cash flow from operating activities came to DKK 1,987 million against DKK 2,064 million in 2001/02. The main variance was the increase in working capital in Ingredients, Sweeteners and Sugar as well as higher on account taxes compared to last year. Cash flow from operating activities less net investments in tangible and intangible assets was DKK 1,100 million (DKK 1,264 million) due to the lower cash flow from operating activities and higher investments.

Financials

Financial expenses realised in 2002/03 excluding income from associated undertakings came to DKK 372 million against DKK 441 million in 2001/02. The reduction primarily resulted from lower interest rates and lower net interest-bearing debt as compared with last year. Equity at year-end was DKK 11,420 million against DKK 12,580 million last year on account of dividend payouts of DKK 314 million, share buybacks of DKK 864 million and exchange rate fluctuations when translating equity in subsidiaries outside Denmark of DKK 950 million.

Dividend policy

Danisco aims to ensure the necessary shareholders' equity for the Company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year.

Buyback of own shares

As announced at the AGM on 5 September 2002, Danisco intends to buy back own shares in the market. The shares will be bought back within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation. From 18 March 2003 to 30 April 2003, Danisco bought back own shares for DKK 122.8 million, corresponding to 528,300 shares. At 30 April 2003, Danisco held 2,072,300 own shares, corresponding to 3.9% of the share capital. From 1 May 2003 to 21 May 2003, Danisco bought back own shares for DKK 83.9 million, corresponding to 345,000 shares. At 16 June 2003, Danisco held 2,417,300 own shares, corresponding to 4.54% of the share capital, of which 1.5% is hedging of the management share option programme.

Warrants

In the period of 18 November to 29 November 2002, 6,964 Danisco employees subscribed for a total of 1,165,910 warrants corresponding to 1,165,910 shares. The warrants may be exercised to subscribe for new shares at the price of DKK 299 each from 5 September 2005 to 4 September 2007.

Share option programme

The Board of Directors decided to grant the Executive Board and senior managers, totalling some 100 persons, 500,000 share options, of which 200,000 options are for the Executive Board. The share options entitle the holder to buy shares in the Company at a price that corresponds to the average share price of the five trading days before and the five trading days after the Announcement of Results on 17 June 2003 with a premium of 5% added. The options may be exercised in the period 1 May 2006 to 1 May 2009 in continuation of the current programme, which may be exercised not later than 1 May 2005. The Company's commitment in respect of the share option programme is covered by the holding of own shares. According to the Black & Scholes model, the theoretical value of the programme is around DKK 22 million (dividend DKK 6.25, volatility 22.5%, interest rate 3.22%).

Outlook for 2003/04

Due to the nature of the business, Danisco will focus on year-on-year development and therefore we do not in the future intend to make forecasts for the coming quarter, but we will continue to provide quarterly updates of our full-year expectations.

Sales

Total sales are expected to be in the interval DKK 16.0-17.0 billion. Ingredients and sweetener sales are expected in the range of DKK 8.5 - 9.0 billion. At the exchange rates prevailing in 2002/03, expected growth for 2003/04 would have been 6%. Sales in Sugar are expected to be in the range of DKK 7.5 - 8.0 billion, a slight decline on last year on account of the quota reductions.

Earnings (EBITA)

Consolidated earnings (EBITA) are expected to be in the range of DKK 2,100 - 2,300 million. For Ingredients and Sweeteners, earnings (EBITA) are expected in the range of DKK 1,250 - 1,400 million, with Q3 as the weakest quarter on account of the winter season. At the exchange rates prevailing in 2002/03, earnings growth (EBITA) would have been 5%. At the exchange rates prevailing in 2001/02, expected earnings growth (EBITA) over the two years would have been 11%. Sugar earnings (EBITA) are expected to be in the range of DKK 1,050 - 1,100 million, equally distributed over the year due to the changes in the EU sugar regime and lower prices on C-sugar and by-products.

Consolidated profit

Consolidated profit for 2003/04 is expected to be in the range of DKK 900 - 1,000 million.

USD sensitivity

A change in the USD/DKK rate of DKK 1.00 impacts full-year sales by around DKK 350 million, and earnings (EBITA) by around DKK 55 million. The impact on consolidated profit is around DKK 25 million. The outlook is based on a USD rate of DKK 6.28.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price changes resulting from market-driven price changes, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Annual General Meeting

The Annual General Meeting will be held on Thursday 28 August 2003 at 4 pm, at the Bella Center, Center Boulevard, Copenhagen S. The agenda for the AGM will be included in the invitation to the AGM, which is expected to be published and sent to shareholders in mid-August.

The Board of Directors proposes:

- that a dividend of DKK 6.25 per share be paid (DKK 6.00), equalling the same total dividend payout as in 2001/02,

- that the holding of own shares at 30 April 2003 and any buybacks of own shares in the period 1 May 2003 to the convening of the AGM – with the exception of the shares provided as hedging for the share option programme – be cancelled,

- that the Board of Directors' current authorisation to increase the Company's share capital and to raise convertible loans, cf. The Articles of Association, section 4 (3) and (4), correspon-ding to a potential increase of the share capital of DKK 250 million, be extended for a period of five years and

- that in the period until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

The Board of Directors

At the Annual General Meeting, the following board members are up for re-election: Anders Knutsen, Matti Vuoria, Bo Berggren, Peter Højland and Jon Krabbe. They are all recommended for re-election.

Provided the re-elections recommended are adopted, the Board of Directors intends to appoint Anders Knutsen Chairman and Matti Vuoria Deputy Chairman.

PRIMARY SEGMENTS	Ingredients and Sweeteners					Sugar				
	98/99	99/00	00/01	01/02	**02/03**	98/99	99/00	00/01	01/02	**02/03**
Profit and loss account in DKK million										
Net sales	3,645	7,146	7,735	8,490	8,651	6,581	7,985	8,270	8,345	8,105
Internal sales	(5)	(31)	(5)	(8)	(9)	(75)	(202)	(200)	(210)	(196)
External sales	**3,640**	**7,115**	**7,730**	**8,482**	**8,642**	**6,506**	**7,783**	**8,070**	**8,135**	**7,909**
Gross profit	1,358	2,890	3,070	3,396	3,545	1,723	1,880	1,916	2,070	2,000
Earnings before depreciation and amortisation (EBITDA)	**732**	**1,408**	**1,654**	**1,763**	**1,813**	**1,312**	**1,463**	**1,499**	**1,601**	**1,583**
Depreciation	(187)	(432)	(439)	(447)	(478)	(280)	(370)	(380)	(425)	(414)
Operating profit before amortisation of goodwill (EBITA)	**545**	**976**	**1,215**	**1,316**	**1,335**	**1,032**	**1,093**	**1,119**	**1,176**	**1,169**
Amortisation of goodwill	(48)	(215)	(232)	(259)	(276)	(49)	(125)	(128)	(125)	(128)
Operating profit (EBIT)	**497**	**761**	**983**	**1,057**	**1,059**	**983**	**968**	**991**	**1,051**	**1,041**
Balance sheet in DKK million										
Segment goodwill	881	4,190	4,116	4,672	4,523	665	2,068	1,891	1,794	1,667
Segment other fixed assets, net	2,343	3,366	3,501	3,603	3,440	3,995	4,688	4,598	4,482	4,463
Segment working capital	920	2,027	2,517	2,636	2,791	2,478	3,129	2,805	2,618	2,547
Invested capital	**4,144**	**9,583**	**10,134**	**10,911**	**10,754**	**7,138**	**9,885**	**9,294**	**8,894**	**8,677**
Cash flows in DKK million										
Investments, tangible fixed assets	305	331	422	417	438	381	692	438	384	374
Investments, acquisitions	888	3,390	257	573	470	287	2,355	-	-	-
Financial ratios in %										
Gross margin	37	40	40	40	41	26	24	23	25	25
Operating margin:										
(EBITDA)	20	20	21	21	21	20	18	18	19	20
(EBITA)	15	14	16	16	15	16	14	14	14	14
(EBIT)	14	11	13	12	12	15	12	12	13	13
Return on average invested capital (ROAIC)	15	9	10	10	10	15	10	11	12	12
Return on average capital employed (ROACE)	15	11	12	11	11	15	11	11	12	13
Return on average operating net assets (ROAONA)	19	20	21	21	21	17	14	15	17	17

RECONCILIATION 2002/03 DKK million	Ingredients and Sweeteners	Sugar	Unallocated and group eliminations	Group
Net sales	8,651	8,105	(205)	16,551
Internal sales	(9)	(196)	205	-
External sales	**8,642**	**7,909**	-	**16,551**
Gross profit	3,545	2,000	(34)	5,511
Operating profit before amortisation of goodwill (EBITA)	**1,335**	**1,169**	**(188)**	**2,316**
Amortisation of goodwill	(276)	(128)	-	(404)
Operating profit (EBIT)	**1,059**	**1,041**	**(188)**	**1,912**
Financials	•	•	•	(350)
Profit on ordinary activities before tax	•	•	•	**1,562**
Tax	•	•	•	(545)
Consolidated profit	•	•	•	**1,017**
Consolidated profit attributable to minority shareholders	•	•	•	(21)
Danisco's share of consolidated profit	•	•	•	**996**
Segment fixed assets	8,021	6,246	473	14,740
Segment current assets	3,586	4,027	155	7,768
Segment financial assets	-	9	42	51
Financial and interest-bearing assets	•	•	•	3,981
Assets total	•	•	•	**26,540**
Segment provisions	58	125	297	480
Segment non-interest bearing debt	795	1,480	340	2,615
Interest bearing debt	•	•	•	9,829
Tax and other financial liabilities	•	•	•	1,949
Equity and minority interests	•	•	•	11,667
Liabilities and equity total	•	•	•	**26,540**
Invested capital	10,754	8,677	33	19,464
Investments, tangible fixed assets	438	374	32	844
Investments, acquisitions	470	-	-	470

GEOGRAPHIC SEGMENTS

SECONDARY SEGMENTS	Net sales		Segment fixed assets		Segment current assets		Segment assets total		Investments, tangible fixed assets		Investments, acquisitions	
DKK million	01/02	**02/03**	01/02	**02/03**	01/02	**02/03**	01/02	**02/03**	01/02	**02/03**	01/02	**02/03**
Denmark	2,213	1,986	3,721	3,132	1,655	1,589	5,376	4,721	308	241	1	-
Other Nordic countries	4,616	4,654	4,287	4,180	2,102	2,285	6,389	6,465	261	242	-	-
Rest of Western Europe	3,864	3,253	4,259	4,418	1,486	1,563	5,745	5,981	90	105	5	473
Eastern Europe	1,345	1,353	317	299	446	504	763	803	26	20	-	-
North America	2,421	2,242	1,326	1,566	1,060	876	2,386	2,442	93	178	402	-
Latin America	794	730	666	483	404	383	1,070	866	27	27	97	-
Asia-Pacific	1,620	1,652	689	591	688	634	1,377	1,225	30	28	358	(3)
Rest of the world	793	681	67	71	88	95	155	166	3	3	-	-
Total	**17,666**	**16,551**	**15,332**	**14,740**	**7,929**	**7,929**	**23,261**	**22,669**	**838**	**844**	**863**	**470**

The above information has been specified by location of customers and assets.

Geographic segments	Countries outside Denmark where Danisco has production or sales units
Other Nordic countries	Finland, Iceland, Norway, Sweden.
Rest of Western Europe	Austria, Belgium, France, Germany, Italy, Netherlands, Spain, Switzerland, United Kingdom.
Eastern Europe	Croatia, Czech Republic, Estonia, Lithuania, Poland, Romania, Russia, Slovakia, Yugoslavia.
North America	Canada, USA.
Latin America	Argentina, Brazil, Chile, Colombia, Mexico.
Asia-Pacific	Australia, China, Japan, Korea, Malaysia, New Zealand, Singapore, Thailand.
Rest of the world	India, South Africa.

Danisco focuses strongly on shareholder relations while seeking to exercise good corporate governance. Danisco's management is committed to long-term value creation and the swift release of all relevant information to shareholders and stock market alike.

The Board of Directors secures the framework and the processes associated with the overall management of the company and reviews once a year the Rules of Procedure for the Board of Directors, the Guidelines for the Executive Board as well as policies and practices to ensure that they are relevant and updated at all times. The Board of Directors submitted proposals to the Annual General Meeting on 5 September 2002 to amend the Articles of Association with regard to notices convening the AGM and the term of office for the members of the Board of Directors. The amendments were adopted and have been implemented in the Articles of Association.

Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 represents one vote. However, no shareholder is entitled to exercise voting rights for more than 7.5 per cent of the issued share capital. At the AGM on 5 September 2002, the Chairman of the Board of Directors disclosed the Board's view on a potential takeover bid for Danisco and stated that in the event, the Board of Directors would impartially and diligently consider all advantages and disadvantages for the shareholders. If a thorough assessment were to show that the bid is the best and most value creating option for the shareholders, the Board of Directors will recommend acceptance of the bid. In the Board of Directors' opinion, the voting right restriction of 7.5 per cent serves the sensible purpose for the shareholders of buying more time for the Board of Directors and ensuring a better negotiating position than without the restriction. However, the restriction should not be considered as protection against a takeover.

The Board of Directors comprises 11 members, seven elected by the shareholders and four by the employees in Denmark.

In its nomination of candidates for election at the AGM, the Board of Directors emphasises that

- the Board of Directors possess professional competencies matching the company's needs, have a balanced age distribution and broad business and international experience,
- the Board members are independent of the Executive Board and the other members of the day-to-day management,
- there are no conflicts of interest between the members of the Board of Directors and the company, and
- no Board member elected by the shareholders is employed by or dependent on the company.

The Board of Directors considers on an ongoing basis any changes in the Board's combined competencies.

The members of the Board of Directors are responsible for actively obtaining insight into and staying updated on matters relating to the company and the food industry.

Election of employee-elected Board members takes place in compliance with Danish legislation.

The Board of Directors elects a Chairman and one or two Deputy Chairmen among its members. The Chairman and the Deputy Chairmen constitute the Chairmanship, whose work is regulated by the Rules of Procedure.

Each year, the Board of Directors usually holds seven and no less than four Board meetings where all matters concerning the company's overall development are considered, including

- strategies of the individual business areas and the company,
- overall financial targets and capital structure,
- financial statements and reporting,
- social, ethical and environmental issues,
- prospective mergers, acquisitions and divestments of companies and activities as well as major development and investment projects.

The Chairmanship considers and presents the principles of remuneration for the Executive Board, including any incentive programmes, and the general conditions of employment to the Board of Directors. The Board of Directors discusses and approves these principles. The Board of Directors is entitled to be informed about details in the employment of the Executive Board. The Chairmanship decides and proposes to the full Board of Directors the delegation of responsibilities in the Executive Board. The Chairmanship annually evaluates the work and performance of the Board of Directors and the individual Board members, the cooperation between the Board of Directors and the Executive Board and the work and results of the Executive Board. The Chairmanship reports to the Board of Directors in respect of this.

At least once a year at a more lengthy meeting, the Board of Directors reviews in depth the company's strategy formulation and follow-up. The Board of Directors also visits the company's undertakings in and outside Denmark at suitable intervals.

In the interim between ordinary Board meetings, Board members are regularly briefed about the Group's affairs, and extraordinary Board meetings are called when necessary.

The Board of Directors supervises the company and monitors that the company is properly managed. The Board of Directors receives monthly and quarterly reports on the company's financial development and standing from the Executive Board. The company's two auditors report to the full Board or Directors at least once a year (annual report meeting), and to the Chairmanship at least twice a year.

The members of the Board of Directors receive a fixed annual remuneration as approved by the AGM and are not included in any share option programmes or bonus schemes.

Retired Board members with many years of service and experience may be granted an annual fee for being available to the Board of Directors. Each year, the Board of Directors considers the granting of such fees, but decided in 2002 to phase out the arrangement over the next few years.

The President of the Executive Board and the other Executive Board members are responsible for the company's activity and operations development, performance and results, asset management, book-keeping as well as internal affairs.

A share option programme has been set up for the Executive Board and around 100 senior executives as described in note 27. Any exercise of options by the Executive Board will be reported to the Copenhagen Stock Exchange upon notification.

The management is not aware of any agreements between the company's shareholders regarding or based on their shareholdings in Danisco A/S.

Our slogan First you add knowledge... communicates that knowledge is at the core of all Danisco's activities, whether in development of existing ingredients, innovations or investment in new technologies and products via Danisco Venture.

Business development

Business development is about expanding the commercial activities through growing our business in the existing markets and adding new markets.

At Danisco, we seek to increase our activities within health and nutrition. The documented relation between food and health provides the obvious reason for investing in the development of food products with health-improving or disease-preventing properties.

Developing foods with the required beneficial properties takes a great deal of ingredients knowledge – in particular about the individual components of ingredients. It is a new element for Danisco to seek to provide not only taste, shelf life and texture to food products but also health-promoting properties. We already offer products of this kind, e.g. Litesse® and xylitol, and nutritionally enhanced foods have become a focus area.

Problems arising in the last few years from listeria, salmonella, foot and mouth disease and mad cow disease have induced consumers to increasingly demand safe food products. This is particularly relevant in connection with the growing demand for 'fresh' food products that are easy to prepare and where ingredients have a major role.

Innovation

Innovation drives the development of new technologies to support the existing business platform and provide the basis for new areas. We see it as an essential task to deliver knowledge to our customers in order to add to the development of better products for the consumers.

Danisco's innovation efforts are cross-organisational, supporting the one-stop-supplier strategy, for example when combining new knowledge about taste from our flavour division with texture knowledge from our divisions specialising in functional systems. Also, other divisions can supply ingredients that contribute to reducing the calorie content, for instance by replacing sugar with sweeteners and fat with specific natural carbohydrates that enhance the mouthfeel.

Food Application is a discipline that involves a host of technologies: biotechnology, microbiology, chemistry, separation and process development, physical food science[1] as well as health, nutrition and taste trials in practice.

An example of this is the progress of the encapsulation technique for specific ingredients to be released at specific points during the food production process. The technique has been successfully applied in the American bakery industry – and is used to produce barriers in the food product so that for example water does not soften a frozen pizza during heating in a microwave oven.

New enzymes

The combination of biotechnology and emulsifier knowledge has provided for lower-cost natural preservatives for the meat industry in China. New trails in this area in 2002 include the development of preservative cultures, HOLDBAC™, a protectant against listeria and salmonella. The cultures are applicable in meat, cheese and fish.

During the financial year, Danisco followed up on last year's successful launch of the new bakery enzyme HOX (hexose oxidase). With a new formulation, other food products can also benefit from this enzyme, the dairy industry being the first new area for HOX. We expect to launch another new bakery enzyme in 2003/04.

The feed enzyme Phyzyme™ XP was launched in spring 2003. The enzyme breaks down phytin, a substance containing phosphate. This property has benefits for chicken and pig producers, as it enables them to reduce the environmental strain caused by phosphate. The enzyme has been developed in collaboration with an external partner.

Our alliance with Genencor continues and the finalising of the first new enzymes for the food industry resulting from the partnership is approaching. This development follows from the expertise that is building within design of enzyme molecules and application of high throughput techniques, which are very fast and automated screenings of new mutants.

Boost in sales to dairy industry

Danisco's test dairy in Brabrand, Denmark, is one of the sites that works with product development of everything from health-promoting acidified milk products to desserts and different varieties of ice cream. A major part of our product development begins with customer and consumer interviews, providing for instance for the development of a new type of carrageenan for milk-based desserts. The innovation allows for cold filling of desserts rather than the more energy-consuming warm filling. The possibility for drawing on the knowledge of both cultures and stabilisers has brought strong progress in ingredients sales to the dairy industry in the USA.

Danisco's ingredients are used in half of all the ice cream produced in the world, and early 2003 saw the launch of a product that keeps an ice lolly from melting. By combining a special blend of locust bean gum and another stabiliser, the ice lolly does not melt but turns into a fruity jelly – even on a hot summer's day. So far, the new concept has been sold to customers in France, Holland, Italy, Britain and Germany.

Apart from the research carried out within our organisation,

[1] Impact of molecule on texture – example: Pectin's impact on the texture of drinking yoghurt.

we work with universities in many different countries, and in 2002, we entered a license agreement with the Dutch university company Plant Research International.

Danisco Venture

Danisco Venture mainly invests in external business ideas. The investments must support Danisco's strategic focus on high-quality products, services and technologies for the food industry. Danisco Venture may also invest in internal ideas that are of interest to others than the food industry.

Danisco Venture's investments are chiefly directed at the development of new technologies for known markets.

Set up in 2001, Danisco Venture has rated more than 500 businesses and ideas as investment potential. Up to the end of 2002/03, five companies had been selected as investment targets. This gives a considerably lower-than-expected investment rate of just one per cent, which could be attributed to the general slowdown in financial market activities.

During the financial year, Danisco made only one new investment, the German biotechnology company Direvo Biotech AG, and one supplementary investment in the existing portfolio company Poalis A/S (formerly BioLogic A/S).

The outlook for the coming years seems more favourable, and Danisco Venture's management maintains their expectation of using the entire DKK 500 million investment funds within 2001-2006.

Danisco Venture continues its proactive search for investment potential and collaboration partners at universities, research institutions and in the financial sector.

The following is a brief description of Danisco Venture's portfolio of companies and their activities.

Direvo Biotech AG is a German biotechnology company commanding an impressive screening-based optimisation technology that is relevant for the development of new or improved enzymes. Danisco Venture and the German TVM fund (Techno Venture Management) acted as lead investors in a more than EUR 10 million financing round in November 2002. Danisco and Direvo have entered a commercial partnership for the development of a new enzyme.

DTU Invest, a Danish venture fund located at the Technical University of Denmark, decided in the course of the year to centre its investment focus on IT and biotechnology. The head of DTU Invest's management company, DTU Innovation, resigned and was replaced by a new managing director, experienced entrepreneur and Virtual Company Outlet A/S (haburi.com) founder Ulla Brockenhuus-Schack.

Poalis A/S, a Danish biotechnology company formerly known as BioLogic A/S, completed a DKK 35 million financing round in September 2002. Danisco Venture contributed with a fresh capital injection to the company. Former McKinsey & Co. partner Tune Marschall was appointed new managing director in connection with the financing round. Danisco has given Poalis access to selected elements of its biotech knowledge and research results.

WellGen Inc., a US-based company specialising in functional foods and health food products, has initiated a human clinical study in Canada. The study is a phase 2 clinical trial concerning the potentially preventive effect of a specific orange peel extract against the development of colon cancer. Danisco supplies WellGen's patent-protected orange peel extract.

Zylepsis Ltd. is a UK-based biotransformation investment dating back to 1998. The company has continued its development of new flavours and antioxidants for foods and ingredients for the cosmetic industry.


Research and development costs per employee
DKK '000
60
50
40
30
20
10
0
98/99
99/00
00/01
01/02
02/03


Research and development costs
in percentage of net sales
%
5
4
3
2
1
0
01/02
02/03
Ingredients and sweeteners
Sugar
Group

The ability to store and share knowledge is an important element of Danisco's platform. Systems must therefore function smoothly and efficiently across the organisation in order to store and leverage the knowledge generated by the employees – both for optimising resource consumption and reducing reliance on key personnel.

In spring 2003, we launched our new worldwide intranet portal, which has proved to be vital for internal knowledge sharing. The new intranet has several purposes:

- to help employees obtain the necessary knowledge fast and smoothly
- to secure storing of new knowledge generated by the employees
- to boost the possibilities of working across the organisation
- to provide for a proper knowledge management system

Knowledge management at Danisco addresses several areas, including:

- product and process knowledge
- sales and customer knowledge
- cross-organisational knowledge
- production knowledge

Danisco has implemented systems and methods for storing, developing and sharing knowledge within each of the areas listed above.

Product and process knowledge

Global Innovation Network (GIN) is used for sharing and exchanging knowledge between Danisco's innovation centres in most of the world. Examples of knowledge sharing via GIN are test results, products, reports, contracts and competencies. The network is an important element in Danisco's one-stop-supplier strategy, as it provides easy access locally to knowledge about the application of Danisco's products in foods – no matter where in the world they have been tested. GIN is also the underlying basis of Danisco's Partnerweb.

Idea bank is a new user-friendly system for entering, describing, registering, evaluating and measuring ideas. Via Lotus Notes, innovation staff may enter good ideas – from their own and others' interest areas. Once a month, a management group discuss the new ideas and the person who entered the idea gets personal feedback. It is important to adhere to a specific procedure both when entering and sharing good ideas, as a systematic approach enhances knowledge sharing.

The **patent database** manages the patenting process to ensure compliance with all formal matters. It is important to patent innovations to safeguard the commercial use. At year-end, Danisco had 2,700 patents and patent applications.

Project management and portfolio tool: Following approval and resource allocation, the project must be described in detail. The project management system ensures that all project descriptions are made along the same lines to facilitate smooth and ongoing updating of the project's progress for those interested.

The portfolio tool measures the value of projects against the resources allocated, while allowing for market potential and commercial feasibility. This helps those that allocate resources to form an impression of the business value potential of the project.

Sales and customer knowledge

Business Intelligence ensures that Danisco is always kept up-to-date about market trends, competitors and customers. The system also makes the intelligence available for everybody who needs it to avoid wasting resources on searching for knowledge that already exists.

Data Warehouse stores all information about budgets, sales and earnings, which can then be extracted internally throughout the organisation.

Partnerweb is a new service for our customers, which via an extranet makes relevant knowledge available to regular customers and other partners. Getting access to Partnerweb requires authorisation, which is handled by the use of passwords.

Servicing customers with knowledge is an important parameter in a highly competitive market, and we strengthen our customer relations through this kind of knowledge sharing.

Cross-organisational knowledge

Danisco's **website** has become the preferred search tool for information about Danisco for shareholders, analysts, customers, journalists, students, potential employees, consumers, etc. Danisco's **Intranet**, will be developed into the central vehicle for global knowledge sharing and communication.

E-learning is used internally for communication with a large group of employees with computer access, for example in support of the branding process that Danisco kicked off in Denmark in early 2003, spreading to other markets later.

Going forward, **Human Resource systems** will provide Danisco's executives with a better overview of the competencies at hand in the organisation. The principal aim is to provide good development possibilities for employees and maintain Danisco's image as an attractive workplace.

Production knowledge

All production data and performance goals, including sustainability and safety, are stored in databases, (see below).

This streamlines communication and facilitates benchmarking between individual plants and divisions, for example as regards on-time delivery, customer satisfaction, resource consumption and quality level.

Externally, it guarantees the best possible foundation for communicating with for example authorities.

PIMS (Production Information Management System) is a database for operation and benchmarking. At the present time, more than 100,000 results are stored in the database.

LIMS (Laboratory Information Management System) is a database used for testing that the analytical results from production samples are within the defined limits in order to ensure product quality and serves as Danisco's possibility for tracking the quality of sold products.

EHS (Environment, Health, Safety) is a database containing data from all environmental measurements throughout the company and is the basis of the green reports.

We want Danisco to be recognised as an attractive workplace in all the countries we operate in. That is the only way we can attract and retain the talented and enthusiastic employees that enable us to realise Danisco's vision of becoming the leading supplier of ingredients to the global food industry.

A good indicator of Danisco's image as an attractive employer is the large number of people applying for a job with us. This year, Danisco received around 3,000 unsolicited job applications. Analyses conducted by institutions of higher education as well as magazines and trade journals prove that Danisco is perceived as an attractive workplace, and Danisco's current branding campaign has greatly helped reinforce this perception.

The five values

All Danisco employees base their work on our five common values: value creation, innovation, competency building, responsibility and dialogue. Great efforts have been made during the year ended to strengthen the employees' knowledge of the values, for example through their incorporation into the e-learning programme The Danisco Challenge. It is important to maintain a constant dialogue about our values and that all employees live the values. The values are therefore integral to the ongoing follow-up processes and an important element in the employees' personal appraisal interviews with their managers.

Training and development

One of Danisco's core values is building competencies. We develop new knowledge, new skills and new approaches in order to constantly improve the company, and continuous learning and development are natural elements of the working day of all employees. Internal and external courses and development programmes play an essential role, but more important is the ongoing learning and development resulting from the daily interaction throughout the organisation between skilled, inspiring and enthusiastic colleagues.

As a new feature, we have e-learning on the agenda at Danisco – an excellent tool in a global business. The e-learning programmes are available via the corporate intranet portal and are very flexible learning media as they allow employees to work with the programmes whenever it fits into their work routines. This provides for speedy and efficient communication with a large number of employees.

A major parameter in the current branding of Danisco as a knowledge-based company is that employees understand and identify with the corporate brand. They become key to the branding campaign as they know how to explain clearly and precisely to their surroundings what the company stands for. That is why we have created The Danisco Challenge, which all present and future employees complete. The programme focuses on Danisco's mission, vision, strategies, values, products, markets, customers and on sustainability. Emphasis is on learning in a lively and inspiring manner, and once the employees have completed the learning section, they may challenge each other to a quiz on their knowledge about Danisco.

Through a systematic and targeted internal management development effort we ensure that the necessary management resources are available. Danisco's management programmes address new and experienced managers alike and focus on personal development, managerial roles and business understanding. The programmes are tailored to the needs of the organisation, and they are developed in association with leading business schools in Europe, such as INSEAD and IMD.

In recent years, our focus has centred on future managers, and some 200 young managers have completed Danisco's Young Manager Programme.

Equity compensation

We have a long tradition of equity compensation at Danisco and have invited employees to subscribe for employee shares at favourable prices on three occasions since the merger in 1989. The intention is to highlight value creation at Danisco and ensure that our staff see themselves not only as employees but also as owners, thus boosting the community of interests of employees and the other shareholders.

The 2002 Annual General Meeting resolved to invite all Danisco employees to subscribe for warrants, providing them with the right to buy new shares in Danisco at a later point in time. The advantage of warrants over employee shares is that the employee benefits from future value growth without taking any risk.

Almost 7,000 out of the Group's more than 8,000 employees accepted the invitation, resulting in a warrant subscription corresponding to around 1.2 million shares. The issued warrants can be exercised at the price of DKK 299 each from September 2005 to September 2007.

Geographic distribution of employees


Rest of the world 1%
Asia-Pacific 6%
Latin America 8%
North America 9%
Eastern Europe 10%
Rest of Western Europe 18%
Denmark 29%
Other Nordic countries 19%

Commercial risks

The EU sugar regime is up for review in 2006, and increased liberalisation of the sugar trade has for some time now been a theme in the political debate. In Danisco's opinion, a new sugar regime will provide acceptable conditions for beet growers as well as the sugar industry. It is likely that changes will result in adjusted pricing and quotas, which could impact Danisco's operating profit. Due to the political sensitivity of this issue in many member countries, it is difficult to judge the extent of such changes both time-wise and financially, but probably changes will occur over a period of time. Danisco will continue its efforts to constantly improve efficiency in its sugar business in order to reduce the impact of changes as much as possible. Danisco is still anticipating that the EU governments will see the need for growing sugar beet within the EU and that there is a basis for continuing the development of a competitive industry in full compliance with the EU treaty.

Product safety is prioritised at Danisco, including generally ensuring that food ingredients do not have properties that are detrimental to health, and Danisco's business development is increasingly targeting health and nutrition. It is a part of the political debate on food issues that new legislation and regulation within the food area should aim to ensure that food does not have properties that are detrimental to health. Danisco welcomes this debate and finds that objectively based initiatives are right and necessary. Regulatory restrictions could impact the cost level in the production of food ingredients. Danisco is prepared for potential restrictions, and it is already part of Danisco's business development to take into account the health properties of Danisco's products. Danisco maintains rigorous quality control procedures as well as comprehensive traceability and product recall capabilities.

Danisco is largely dependent on raw materials that are directly or indirectly produced from vegetable crops. The yield depends on soil conditions, weather and possible plant diseases – all factors that are not easily controlled. Fluctuating yield could impact prices of a number of raw materials that Danisco uses in its production, and competition does not always allow Danisco to raise prices accordingly. It is Danisco's policy to geographically spread supplier relations and contractually cover against risks in the best possible way. It is part of the strategy to build good customer relations via extensive service and innovation, thereby to some degree counterbalancing the exposure to raw material fluctuations.

Danisco produces and sells its products globally. To the extent that Danisco is competing with producers in other currency areas, price sensitivity may arise in connection with transactions when there are significant exchange rate fluctuations.

Danisco's textural ingredients are from time to time subject to a certain production overcapacity, which intensifies competition and puts pressure on the price formation. Danisco is prepared to counter this pressure by constantly developing its textural ingredients products and distancing itself from the competition via its application know-how. However, it cannot be excluded that this market situation could have an impact on Danisco's operating profit in textural ingredients.

To avoid technical obsolescence, Danisco invests in new product development and through its broad product range minimises the impact when an individual product loses its competitive edge.

The above-mentioned risk elements are not an exhaustive description of the risks that could have an impact on Danisco's growth, financial situation and results.

Risk and insurance

It is not possible to predict and quantify the effect of natural disasters (for example earthquakes), war, terror and other external circumstances and risks, but Danisco seeks via its insurance programme to minimise the financial impact on the Group's profit. Danisco's risk management department closely monitors the Group's insurance covered risks and has taken out insurance cover for natural disasters, product and public liability, property and movables, industrial injuries, personal injuries and environment. When renewing the insurance programmes, it is now common practice to enter into the programmes with a higher deductible than earlier. This may affect Danisco's risk profile. There is no guarantee that all risks are correctly estimated and that there is sufficient insurance coverage for all potential risks that Danisco could be exposed to.

Financial risks

Given the international scope of the Group's business activities, Danisco's results and equity are affected by various financial risks, such as liquidity, interest rate and exchange rate risks. Liquidity and interest rate risks are managed centrally by Corporate Treasury, while decisions on exchange risk hedging are handled by the various business units in accordance with corporate policies, and in the case of purchases and sales on the basis of commercial considerations. The business units' hedging transactions are conducted via Corporate Treasury, which undertakes the external hedging of the Group's positions.

Hedging via financial instruments is regulated by instructions issued by the Board of Directors and the Executive Board. The instructions specify risk limits for Corporate Treasury, the types of financial instrument allowed for trading, eligible transaction partners and reporting of actual positions compared with the fixed risk limits.

Financial instruments are used for hedging commercial risks only, and where several types of financial instruments are available for hedging a specific position, simplicity is a decisive factor in the choice of financial instrument.

Liquidity risk

Danisco's funding is primarily handled by Corporate Treasury on the basis of the business units' investment and operational liquidity requirements.

Local conditions may mean that subsidiaries' funding is not obtained through Corporate Treasury but directly from one or more of Danisco's principal bankers by agreement with Corporate Treasury.

Danisco's liquidity reserves consist of bank deposits as well as committed and uncommitted credit facilities with major financial institutions. To a lesser extent, liquidity reserves are in some periods placed in money market instruments or bonds.

At the end of the financial year 2002/03, the maturity structure of committed credit facilities was DKK million:

Maturity	30 April 2002	30 April 2003
0-1 year	4,990	200
1-2 years	1,887	450
2-3 years	553	6,261
3-4 years	5,845	252
4-5 years	295	2,478
> 5 years	278	228
Total	13,848	9,869

At 30 April 2003, the Group's net interest-bearing debt amounted to DKK 9,439 million against DKK 9,182 million the previous year. Liquidity reserves amounted to some DKK 5.5 billion against some DKK 8.5 billion the year before.

In the financial year, committed facilities were reduced and rescheduled as shown above.

In June 2002, Danisco's Finnish commercial paper (CP) programme was extended by EUR 100 million to EUR 350 million due to the continued great interest among investors in Finland. The CP programme will be used in the same way as the Group's uncommitted credit facilities.

The Group's short-term cash flow is primarily managed through cash pools by daily transfer of business units' excess liquidity to Corporate Treasury, and with Corporate Treasury offsetting cash requirements. Cash pools with automatic balance sweeping have been established in Australia, Canada, Euroland, Japan, Mexico, New Zealand, the Nordic countries, Singapore and USA.

Interest rate risk

Danisco's interest rate policy is primarily to have the Group's debt structure based on short-term interest rates.

At 30 April 2003, the average interest duration, including duration of fixed-rate loans, was approximately 5 months (7 months). The proportion of interest-bearing debt with fixed interest rate maturities of more than two years fell to 9% against 12% the previous year. Fixed-rate loans consist of mortgage debt of DKK 262 million (DKK 279 million) and two loans, so-called Private Placements, of USD 129 million in total (USD 129 million). The average term to maturity of these Private Placements, established as hedging of the Group's investments in US dollars, is approx. 2 years with a fixed interest rate of 7.35%. In accordance with IAS 39, debt is recognised at amortised cost. At 30 April 2003, the net present value (NPV) was DKK 58 million (DKK 39 million) higher than the book value.

The risk management policy pursued implies that changes in interest rates appear quickly in the profit and loss account. On the other hand, movements in the net present value of interest-bearing debt will be limited.

Funding is obtained at market rates with the addition of a margin reflecting Danisco's financial strength.

Danisco's bank funding is carried out in currencies depending on the Group's investments and activities.

At the close of the financial year, the three-month market rates were as follows:

Per cent p.a.	30 April 2002	30 April 2003
DKK	3.67	2.65
USD	1.92	1.31
EUR	3.39	2.53
JPY	0.08	0.06

Exchange risk

Exchange risks occur as a consequence of Danisco's international business operations.

Danisco pursues a policy of limiting the impact of exchange rate movements on the Group's results and financial position. The Group limits its foreign exchange exposure by having investments and operating costs in currencies, which to some extent are offset by sales, and through active currency management.

Each business unit monitors the currency positions that materialise as a result of commercial and financial transactions concluded in non-local currencies. Hedging transactions are made as either money market or forward exchange transactions contracted with Corporate Treasury.

As a result of the Group's policy, assets recognised in foreign currencies – with the exception of investments in subsidiary undertakings – are offset by liabilities in the same currency. Future transactions, for instance future sales or purchases, are hedged on the basis of commercial considerations for a period not exceeding 12-15 months.

Danisco's investments in the form of equity interests in subsidiaries and associates outside Denmark are solely hedged on a selective basis. Investments in subsidiaries are considered long-term, and it is assumed that hedging will not add value in the long term. Note 29 shows Danisco's investments in subsidiary and associated undertakings and the foreign exchange hedging distributed on currencies. Danisco's USD investment in Genencor is fully hedged.

The key currencies, in which Corporate Treasury had concluded forward exchange contracts at 30 April 2003 to eliminate the Group's exchange risk and hedge the Group's foreign currency loans, were DKK million:

In million	Contract value DKK		Market value DKK	
	30 April 2002	**30 April 2003**	30 April 2002	**30 April 2003**
EUR	770	794	5,707	5,883
USD	165	82	1,359	542
JPY	(8,001)	(5,830)	(514)	(326)
SEK	260	284	202	226
GBP	(18)	(16)	(210)	(166)

At year-end, the average term to maturity was approx. 1.5 months (1.5 months), and the maturity structure corresponded to the underlying hedged transactions. The contracts are recognised in the balance sheet at fair value. At the balance sheet date, forward exchange contracts hedging future transactions showed a profit of DKK 2 million (DKK 38 million), which was taken to equity.

Credit risk

Primary financial instruments include trade debtors, amounts receivable from disposal of non-core activities (vendor note), securities and bank deposits. The Group's trade debtors are distributed in such a manner that the Group's credit risk is not considered exceptional. The amount receivable from disposal of non-core activities is EUR 28 million (EUR 26 million), due for payment not later than 31 December 2005.

Cash and cash equivalents are deposited with financial institutions with high credit ratings. The amounts of these balance sheet items are identical with the maximum credit risk.

Derivatives, including forward exchange contracts, are only concluded with high-rated financial institutions.

Much has happened since Danisco published its first sustainability report in 2001. Danisco is now listed in four of the most renowned sustainability indexes: Dow Jones Sustainability World Index, FTSE4Good, The Nordic Sustainability Index and the Norwegian Storebrand Index.

The main focus of the work in sustainability is within Danisco's four pillars: SHEQ (Safety, Health, Environment and Quality), Product Safety, Environmental Ethics, as well as Social Issues and Business Integrity. The link between the four pillars and how they can affect the financial bottom line is unmistakable. Tales of ethical and environmental wrongdoing abound, and it is no secret that corporate scandals can have a financially devastating effect on a company.

Our corporate SHEQ team works closely with production sites to facilitate the continual improvement of management systems; this is accomplished through the use of policy, objectives, audit results, analysis of data, corrective and preventive actions and management review. Some of the main areas that Danisco focuses on are: the responsible use of raw materials and natural resources, as well as operations designed to reduce activities that have a harmful impact on the environment.

To ensure that we live up to the safety and quality demands of our customers and consumers, we take the issue of product safety very seriously. Traceability of raw materials, throughout the value chain, is an integral part of our approach to this area. Danisco has high internal standards and requires the same of its suppliers. Audits at selected suppliers, and control procedures of supplied materials, are some of the tools we use to guarantee the safety and quality of our products.

Danisco has published position papers on modern biotechnology and animal trials, which are available in nine different languages, and can be accessed on our website or by contacting the Sustainable Development department. Our policy in these areas is to follow accepted guidelines as well as legal and regulatory requirements. Internal Danisco work groups meet regularly to discuss new developments, in addition to preparing and updating guidelines for these areas.

In 2001, Danisco published a corporate social policy. Procedures and practices have been introduced during 2002/03 to implement this policy. We support and wish to comply with internationally acknowledged human rights and labour standards, and want to be recognised as a company of high ethical standing. Our social policy has also been introduced to our major suppliers, and we have started to include labour standards in our evaluation of suppliers. Our intention is to build our business with suppliers who have ethical standards that are consistent with our own.

Danisco's next sustainability report will be available in the autumn of 2003. The report, which will be verified by a team of external verifiers, will provide more detail on our efforts in the sustainability area, focusing on Danisco's four pillars. It will include our vision and strategy, as well as our objectives and goals for the future.

Danisco's master data

Stock Exchange	Copenhagen Stock Exchange
Share capital	DKK 1,064 million
Number of shares	53.2 million
Classes of shares	One class
Bearer security	Yes
Voting right restriction	7.5%
ID code	DK0010207497
Reuter code	DEMC.CO
Bloomberg code	DCS.DC

Shareholder composition
at 30 April 2003


Unregistered 26%
Labour Market Supplementary Pension Fund (ATP) 10%
Danisco 4%
LD 6%
Insurance companies 4%
Banks and business undertakings 7%
Pension Funds 4%
Foundations 1%
Investment Funds 2%
Private 12%
Investors outside Denmark 24%

As part of our dedicated information policy, we are committed to maintaining an open dialogue with our shareholders. Danisco encourages all shareholders to register their holdings in the company's Register of Shareholders.

Danisco and the Copenhagen Stock Exchange

Danisco's shares are listed on the Copenhagen Stock Exchange. The market value of the company's shares was DKK 12.4 billion at 30 April 2003 compared to DKK 15.4 billion at the same time last year. The Annual General Meeting held on 5 September 2002 resolved to cancel 5,022,177 own shares corresponding to a nominal value of DKK 100.4 million. The cancellation was effected on 18 December 2002.

Shareholders

At 30 April 2003, Danisco had around 30,500 registered shareholders, a slight increase on last year. Registered shareholders account for 75 per cent of the total share capital. Around 40 per cent of the shares are held outside Denmark. Part of these are not registered.

Members of the Executive Board hold a total of 7,999 Danisco shares.

The share option programme for the Executive Board comprises 222,000 shares and is further detailed in note 27.

Shareholders holding more than 5 per cent

ATP, Hillerød	10.2%	at 31 December 2002
LD, Copenhagen	6.3%	at 30 April 2003

Trading in own shares

Danisco buys back own shares in order to supplement the dividend payout while at the same time boosting the liquidity of the Danisco share on the Copenhagen Stock Exchange. The shares are acquired under the existing authorisation granted by the AGM on 5 September 2002 to purchase shares of up to 10 per cent of the company's share capital in the period until the next AGM due on 28 August 2003.

At 16 June 2003, Danisco held 2.4 million own shares, corresponding to 4.54 per cent. The average price of the shares bought back in 2002/03 was DKK 262.

Warrant programme

In the period of 18 November to 29 November 2002, 6,964 Danisco employees subscribed for a total of 1,165,910 warrants corresponding to 1,165,910 shares. The warrants may be exercised to subscribe for new shares at the price of DKK 299 each from 5 September 2005 to 4 September 2007. The warrants were offered for subscription to all employees in Danisco A/S and its subsidiaries, except for senior executives comprised by the share option programme from 2000.


Trading volumes and price development of the Danisco share 1 May 2002 - 31 May 2003
in thousands
DKK
300
250
200
150
3,000
2,500
2,000
1,500
1,000
500
0
May/02 June/02 July/02 Aug./02 Sept./02 Oct./02 Nov./02 Dec./02 Jan./03 Feb/03 March/03 April/03 May/03
Volume
Danisco
Peer group (ingredients)*
Peer group (sugar)**
KFX

* Peer group, ingredients: Chr. Hansen, Degussa, DSM, Hercules, ICI, Intl.Flav.Frag., Rhodia
** Peer group, sugar: Ass. British Foods, CSM, Eridania Béghin-Say, Suedzucker, Tate and Lyle

KEY FIGURES AND FINANCIAL RATIOS

		1998/99	1999/00	2000/01	2001/02	**2002/03**
Average number of shares excluding own shares	'000	58,566	57,891	57,377	55,734	52,366
Diluted number of shares at year-end excluding own shares	'000	58,007	57,547	56,517	54,447	51,127
Basic earnings per share (EPS)	DKK	15.83	14.44	15.22	16.24	19.02
Diluted cash flow per share	DKK	34.01	40.45	37.98	36.99	37.94
Diluted net asset value per share (NAV)	DKK	211	238	226	231	223
Market price per share	DKK	325	247	292	283	243
Market price/net asset value		1.54	1.04	1.29	1.22	1.09
Market value	DKK million	18,852	14,214	16,503	15,409	12,424
Price/earnings	DKK	20.53	17.11	19.19	17.43	12.78
Dividend per share	DKK	6.00	6.00	6.00	6.00	6.25
Pay-out ratio	%	37.5	41.3	38.8	34.7	32.1

Share options

In 2000/01, Danisco established a share option programme for the Executive Board and senior executives. Options will be allotted as shown in the table in note 27 and are redeemable at DKK 262, 275 and 287, respectively.

Redemption prices are determined on the basis of the share price level on 1 May 2000 (DKK 250) and a premium increasing throughout a three-year period (5 per cent, 10 per cent and 15 per cent). Each option entitles the holder to purchase one share of nominal value DKK 20. Exercise of options must take place on or before 1 May 2005.

The programme comprises 779,500 share options of which 382,000 are contingent on the employment not being under notice. 18,500 options concern resigned employees.

The share option programme covering senior executives includes 105 employees (112). The programme includes 539,000 shares (578,000) of which 271,000 (483,000) are contingent on the employment not being under notice.

Danisco has acquired own shares to cover the full obligation of the share option programme. The cost of the shares has been offset against equity.

Insider Register

Insiders at Danisco are defined as members of the Board of Directors and the Executive Board as well as other employees and persons who by virtue of their attachment to Danisco are considered to have access to internal knowledge. Danisco's insider register comprises 162 persons. Statements by these persons about their trading in Danisco shares also include trading by their spouses/cohabitants, children under 18, etc.

Quarterly statement to the Copenhagen Stock Exchange of shareholdings for insiders

16 April 2003	Holding	Market value in DKK
Board of Directors	15,732	3,792,670
Executive Board	7,999	1,928,399
Other insiders	27,260	6,571,840
All insiders and their related persons	**50,991**	**12,292,909**

Statement to the Copenhagen Stock Exchange of shareholdings for insiders

	Shares traded, net	Market value in DKK
21 March 2003	740	168,420

Annual General Meeting

The Annual General Meeting will be held on Thursday 28 August 2003 at 4 pm at Bella Center, Center Boulevard 5, Copenhagen S, Denmark.

Dividends

Dividends are declared by the Annual General Meeting. At the coming AGM, the Board of Directors proposes a dividend of DKK 6.25 per DKK 20 share. Dividends for the year are paid automatically through the Danish Securities Centre on 3 September 2003. Danisco does not pay interim dividends, as this is not allowed under the Danish Companies Act.

Danisco aims to ensure the necessary shareholders' equity for the Company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year.

IR policy

Danisco is committed to reducing the company-specific risk by maintaining a consistently high level of information and by carrying on an active and open dialogue with investors and analysts.

We strive to provide comprehensive information to the stock market about our financial and operational circumstances and our strategies.

Through open communication, we aim to ensure that the valuation of the Danisco share always reflects the company's situation and expectations.

Danisco's Investor Relations department is responsible for maintaining contact with investors and analysts through regular meetings both in Denmark and abroad.

IR activities

During the 2002/03 financial year, Danisco's Investor Relations held 370 meetings in 15 countries, attended by more than 700 investors and analysts.

Danisco also hosted a Capital Market Day, focusing on innovation.

Danisco together with the two Danish KFX companies TDC and GN Great Nordic arranged two shareholder events for some 600 private investors.

When Investor Relations events take place, we seek to make them as widely available to the public as possible, actively using the Internet in connection with the announcement of quarterly results and meetings for analysts, investors and the press. We also strive to make events such as Capital Market Days or thematic presentations available on the Internet to follow on from such events.

IR quiet periods

There are certain periods during the financial year when under the Copenhagen Stock Exchange rules, Danisco is prohibited from holding investor meetings. These so-called quiet periods are listed in our Financial Calendar and are normally placed prior to the announcement of results

Bankers and Stockbrokers monitoring the Danisco share:

In Scandinavia: ABG Sundal Collier, Alfred Berg Bank, Alm. Brand Børs, Carnegie Bank, Danske Equities, Enskilda Securities, GP Børs, Handelsbanken Investment Banking, Jyske Bank, Nordea Securities, Spar Nord, Sydbank.
In other countries: Bank Vontobel, BNP Paribas, Crédit Agricole Indosuez Cheuvreux, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs International, HSBC Investment Bank, Salomon Smith Barney (Citigroup), UBS Warburg.

Financial calendar

21	August	2003	IR quiet period for Q1
28	August	2003	Annual General Meeting
3	September	2003	Payment of share dividends
22	September	2003	Q1 results (May-July)
21	November	2003	IR quiet period for Q2
16	December	2003	Q2 results (August-October)
19	February	2004	IR quiet period for Q3
18	March	2004	Q3 results (November-January)
30	April	2004	End of financial year
21	May	2004	IR quiet period for full year 2003/04
17	June	2004	Annual financial results for 2003/04
21	August	2004	IR quiet period for Q1
26	August	2004	Annual General Meeting

Danisco Stock Exchange Notices

12	July	2002	no. 08	Own shares
6	August	2002	no. 09	Own shares
8	August	2002	no. 10	Own shares
8	August	2002	no. 11	Potential for large sugar production in 2002
13	August	2002	no. 12	Proposal for cancellation of own shares and issue of warrant programme for employees
5	September	2002	no. 13	AGM: Excerpts of Chairman's report
5	September	2002	no. 14	AGM: Decisions and appointments
18	September	2002	no. 15	Announcement of Results for Q1
4	December	2002	no. 16	6,964 employees subscribed for warrants
17	December	2002	no. 17	Announcement of Results for Q2
17	December	2002	no. 18	Own shares
17	December	2002	no. 19	Own shares
19	March	2003	no. 01	Announcement of Results for Q3
12	May	2003	no. 02	Own shares

BASIS OF PREPARATION

The annual financial statements of the parent company and the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the Danish Financial Statements Act accounting class D and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

The accounting policies are unchanged from last year. A few reclassifications have been made which do not qualify as accounting policy changes. Bonus and quantity discounts granted are now recognised under Net sales against formerly under Distribution and sales costs. Comparative figures have been restated accordingly. For 2001/02, the amount was DKK 39 million.

Associated undertakings generally do not prepare financial statements in accordance with IFRS. Where possible, adjustments are made accordingly.

Recognition and measurement

Assets are recognised in the balance sheet when it is deemed likely that future economic benefits will accrue to the Group and the value of the assets can be reliably measured. Liabilities are recognised in the balance sheet when deemed likely to arise and when reliable measurement is possible.

At the first recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each accounting item.

On recognition and measurement, allowance is made for any gains, losses and risks that arise before presentation of the annual report and which confirm or deny matters that existed at the balance sheet date.

Income is recognised in the profit and loss account as earned. Costs incurred to obtain earnings for the year are recognised in the profit and loss account. Value adjustments of financial assets, financial liabilities and derivative financial instruments are recognised in the profit and loss account except for value adjustments of derivatives concluded to hedge future cash flows or net investments in subsidiary undertakings and associated undertakings outside Denmark. These value adjustments are recognised directly under equity.

Basis of consolidation

The consolidated financial statements include Danisco A/S (parent company) and the undertakings (subsidiary undertakings) in which the parent company, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest. Undertakings in which the Group holds between 20-50% of the voting rights and exercises significant but not controlling influence are regarded as associated undertakings.

The Group financial statements comprise the consolidated, audited financial statements of the parent company and the individual subsidiary undertakings, which have been prepared in accordance with the Group's accounting policies. Intercompany income, costs, shareholdings, balances, dividends as well as profits and losses that have occurred in transactions between the consolidated undertakings have been eliminated.

Newly acquired or founded undertakings are recognised in the consolidated financial statements as of the date of acquisition or foundation. Disposals or wound up undertakings are included up to the date of disposal or winding up. Gains or losses are recognised in the profit and loss account at the date of disposal or winding up. Expected costs on disposal are included in the measurement of gains or losses.

On the acquisition of new undertakings where the parent company obtains dominant influence on the acquired undertaking, the purchase method is applied according to which assets and liabilities of the newly acquired undertakings are measured at their fair value at the date of acquisition. Provision is made for obligations concerning any declared restructuring measures in the acquired undertaking in connection with the acquisition, with any tax impact being taken into account. Any excess cost of acquisition over the market value of the net assets acquired is capitalised as goodwill in the acquired undertaking.

Where the acquisition cost changes after the acquisition, the recognised value of goodwill is adjusted accordingly. Where the fair value of assets or liabilities at the time of acquisition subsequently proves to differ from the recognised values, goodwill is adjusted accordingly, however not later than at the end of the financial year following the year of acquisition. Adjustments arising after that date are recognised in the profit and loss account.

Subsidiary undertakings' accounting items are fully recognised in the consolidated financial statements. Minority interests' proportional share of subsidiary undertakings' profits and equity are shown as separate items in the profit and loss account and balance sheet. First-time recognition of minority interests is based on a revaluation of the acquired assets and liabilities at the market value prevailing at the date of acquisition of subsidiary undertakings.

Currency translation

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction at first-time recognition. The monthly average exchange rates can be used for practical reasons as an expression of the exchange rate ruling at the date of transaction.

Non-monetary assets acquired in foreign currencies are not subsequently currency adjusted.

Monetary assets and liabilities in foreign currencies are translated at the exchange rate ruling at the balance sheet date.

On first-time recognition, forward exchange contracts are included in the balance sheet at cost (zero) and subsequently measured at market value.

The profit and loss accounts of subsidiary undertakings and associated undertakings outside Denmark are translated at monthly average exchange rates, and the balance sheets are translated at the exchange rates ruling at the balance sheet date. Goodwill arising from subsidiary and associated undertakings outside Denmark is treated as assets or liabilities of these undertakings and translated at the exchange rate ruling at the balance sheet date.

Currency adjustments arising from differences between the exchange rate of the transaction date and the balance sheet date are recognised in the profit and loss account under financials.

Currency adjustments of creditors in foreign currencies and forward exchange contracts concerning hedging of net investments in foreign subsidiary and associated undertakings are recognised under equity.

Currency gains and losses on assets, debts and forward exchange contracts for the hedging of future transactions – primarily sale and purchase of goods - are recognised under equity until the hedged transactions have been completed. As the hedged transactions are realised, gains or losses are recognised under the same item as the hedged transaction, and postings to equity are reversed.

Currency adjustments arising from translation at the beginning of the year of equity in subsidiary undertakings and associated undertakings outside Denmark at the exchange rate prevailing at the balance sheet date are recognised under equity. The same applies for exchange rate differences arising from translation of profit at average monthly exchange rates while the balance sheet is translated at the exchange rates prevailing at the balance sheet date.

Currency adjustments of accounts with subsidiary undertakings outside Denmark which are in reality additions to or deductions from the equity of the subsidiary undertaking are recognised under equity.

Derivatives

Derivatives are measured at fair value, and realised as well as unrealised gains and losses on contracts not hedging future transactions are recognised in the profit and loss account.

Value adjustments of derivatives hedging future transactions are recognised directly under equity. As the hedged transactions are realised, profit or loss is recognised in the same accounting item as the hedged transaction, and postings to equity are reversed.

Derivatives concluded as an element in the ongoing management of foreign exchange and interest rate positions are recognised in the balance sheet under other debtors and other creditors. Share option acquired in connection with sale of activities is recognised in other participating interests and investments under financial fixed assets.

Equity compensation benefits and other benefits

The Executive Board and a number of senior executives participate in a share option programme, and a large number of employees participate in a warrant programme. The details of the programmes are described in note 27.

Option commitments hedged through holdings of own shares are not included in the balance sheet or the profit and loss account. Warrants are hedged by the authorisation granted by the Annual General Meeting to increase the share capital for this purpose. Warrants are not included in the balance sheet or the profit and loss account.

When the options and warrants are exercised, the amounts the Company receives from the holders (strike price of the share options or subscription price of the warrants) are included in equity. If payment is made as net settlement, the amount payable by the Company is deducted from equity.

Government grants

Government grants include grants for R&D as well as investment grants, etc. R&D grants are recognised in the profit and loss account on a systematic basis to match the related costs. Investment grants are set off against the cost of the subsidised assets.

PROFIT AND LOSS ACCOUNT

Net sales

Net sales comprise sales invoiced less returned goods, bonuses and discounts granted in connection with sales. Refunds received from the EU are included in net sales.

Cost of sales

Cost of sales includes costs incurred in achieving net sales. Cost of sales includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant as well as administration and plant management.

Research and development costs

Research and development costs include costs, salaries and depreciation directly or indirectly attributable to corporate R&D.

Research costs are recognised in the profit and loss account in the year in which they are incurred.

Clearly defined and identifiable development projects in which the technical degree of exploitation, adequate resources and potential market or development possibility in the undertaking are recognisable, and where it is the intention to produce, market or execute the project, are capitalised when a correlation exists between the costs incurred and future benefits.

Distribution and sales costs

Distribution and sales costs comprise costs incurred on the distribution and sale of the products of the Group, salaries for sales personnel, advertising and exhibition costs, depreciation, etc.

Administrative expenses

Administrative expenses comprise the expenses of the administrative staff and the management, including offices, salaries, depreciation, etc.

Other operating income

Other operating income comprises income of a secondary nature in relation to the activities of the Group, including government grants for research and development, profits on the sale of intangible and tangible fixed assets and rental income.

Other operating expenses

Other operating expenses comprise expenses of a secondary nature in relation to the activities of the Group, including losses on the sale of intangible and tangible fixed assets.

Amortisation of goodwill

Amortisation of goodwill includes amortisation for the year and any writedowns.

Income from participating interests in subsidiary and associated undertakings

The relevant proportion of each subsidiary undertaking's profit or loss adjusted for goodwill amortisation and less unrealised inter-company profits is recognised separately in the parent company's profit and loss account. The proportion of the subsidiary undertaking's tax is charged to current tax on profit for the year.

The relevant proportion of each associated undertaking's profit or loss less amortisation of goodwill and adjusted for the relevant proportion of inter-company profits is recognised separately in the profit and loss account.

Other financials

Financials include interest receivable and payable, provision for committed facilities, borrowing costs, amortisation of financial assets and liabilities, costs incurred on finance leases and value adjustments, including currency adjustments of financial instruments not concluded for hedging purposes.

Taxation

In Denmark, Danisco A/S is jointly taxed with certain wholly-owned Danish and non-Danish subsidiary undertakings. The parent company provides for and pays the aggregate Danish tax of the taxable income of these undertakings, and provision for deferred tax for the Danish undertakings is made by the parent company. Jointly taxed undertakings are included in the Danish tax prepayment scheme.

The expected tax on the taxable income for the year, duly adjusted for changes in provisions for deferred tax for the year, is recognised in the profit and loss account.

Withholding taxes relating to repatriation of dividends from subsidiary undertakings outside Denmark are charged in the year in which the dividend is declared. The charged tax is recognised under profit on ordinary or extraordinary activities or as equity items. Additions, deductions and allowances relating to the prepayment scheme are stated under financials.

Provision is made for deferred tax according to the balance sheet liability method in respect of all temporary differences between the tax base of an asset or liability and the amount stated in the balance sheet.

Deferred tax is also provided for reversal of tax benefits arising from losses in subsidiary undertakings outside Denmark that would represent a tax liability if they were sold or withdrawn from Danish joint taxation.

No provision is made for taxation arising on any sale of shares of subsidiary undertakings if the shares are not expected to be sold within a short period.

The tax base of tax losses carried forward and negative deferred tax are stated as assets when it is probable that within a reasonable period they will reduce future tax payments.

Forecast tax liabilities arising from deductible provisions affecting goodwill are included in deferred tax.

Provision is not made for deferred tax on goodwill unless the goodwill is tax-deductible.

Deferred tax is measured on the basis of the regulatory tax rules and tax rates applicable at the balance sheet date when the deferred tax is expected to become current tax. Changes in deferred tax due to changes in tax rates are recognised in the profit and loss account.

BALANCE SHEET

Intangible fixed assets

Intangible fixed assets are measured at cost less accumulated depreciation and writedowns. Amortisation and depreciation are stated according to the straight-line method based on the estimated useful lives of the assets, which are:

Goodwill	up to 20 years
Development projects	3-5 years
Patents, licences, trademarks and other intellectual property rights	up to 20 years
Software	up to 5 years

Short-life assets and less valuable assets are charged to the profit and loss account in the year of acquisition.

The amortisation and depreciation periods are determined on the basis of management's experience in the Group's business areas. In the opinion of Group management, they reflect the best estimate of the useful lives of the assets.

The accounting treatment relating to the acquisition and disposal of undertakings or assets to which goodwill is incidental is described under Basis of consolidation and Other provisions. Development projects are referred to under Research and development costs.

Gain or loss on the sale of other intangible fixed assets is calculated as the difference between the sales price less sales costs and the stated value at the time of sale. Gains and losses are recognised in the profit and loss account as other operating income or expenses, as appropriate.

Tangible fixed assets

Land and buildings are measured at cost less accumulated depreciation and writedowns.

Plant and machinery and other fixtures, fittings, tools and equipment are also measured at cost less accumulated depreciation and writedowns.

Cost of tangible fixed assets includes costs of materials, components, sub-supplier services, direct labour and indirect production costs, but not interest charges and other borrowing costs.

Depreciation is provided according to the straight-line method over the estimated useful lives of the assets to expected residual value. Land is not depreciated. Depreciation periods are as follows:

Buildings	20-40 years
Plant and machinery	10-20 years
Fixtures, fittings, tools and equipment	3-7 years

Expenditure relating to repairs or maintenance of tangible fixed assets is recognised either as indirect production costs or directly in the profit and loss account.

Short-life assets less valuable assets and minor expenditure for improvement are charged to the profit and loss account in the year of acquisition.

Profit or loss arising on the disposal or retirement of tangible fixed assets is measured as the difference between the sales price net of dismantling, disposal and reestablishment costs and the book value. Profit or loss is recognised in the profit and loss account as other operating income or expenses.

Finance leases are measured in the balance sheet at the present value of future lease rentals at the time of leasing. Finance leases are depreciated like the Group's other tangible fixed assets.

Residual lease commitments are capitalised and recognised in the balance sheet under creditors, and interest charges on the lease are charged to the profit and loss account.

Lease payments under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Financial fixed assets

Participating interests in subsidiary undertakings are measured in the financial statements of the parent company according to the equity method. This means that participating interests are measured in the balance sheet at the relevant proportion of their net asset value, and that the parent company's share of profit is recognised in the profit and loss account less unrealised inter-company profits.

Subsidiary undertakings with a negative net asset value are stated at zero, while amounts owed by these subsidiary undertakings are written down by the parent company's share of the negative net asset value. Should the negative net asset value exceed the amounts owed, the remaining amount is recognised under provisions.

Participating interests in associated undertakings are also measured in the financial statements of the parent company and the consolidated financial statements according to the equity method less the relevant proportion of unrealised inter-company profits.

Under equity, net revaluation of participating interests in subsidiary and associated undertakings is transferred to reserve for net revaluation according to the equity method insofar as the revaluation exceeds the dividends received from the undertakings.

Other participating interests and investments include listed and unlisted investments and share option relating to disposal of activities.

These assets are initially measured at cost and subsequently at fair value. Participating interests for which no reliable fair value can be fixed (mainly investments made by Danisco Venture) are measured at cost. Writedowns are carried out after assessment of each individual investment's expected cash flow compared with the book value and expectations at the time of investment.

Other financial fixed assets mainly include long term debtors. Debtors that are held to maturity are initially measured at cost and subsequently at amortised cost or a lower value after individual assessment of potential risk.

Debtors that are not held to maturity are initially measured at cost and subsequently at fair value. Individual assessment of potential risk is carried out and the current interest level is taken into consideration when calculating the fair value.

Financial assets that are measured at cost or amortised cost are assessed with regard to writedown, cf. section on Impairment.

Impairment

An impairment test is conducted in respect of the book value of intangible and tangible fixed assets in preparing the annual report. Where impairment is required, the book value is written down to the higher of net present realisable value and present value of future net payments in connection with continued use. Goodwill is written down in the profit and loss account in those cases where the book value exceeds the expected future net income from the undertaking or the assets to which the goodwill is incidental.

The book value of financial assets that are measured at cost or amortised cost is written down if the present value as a result of a change in the expected cash flow is lower than the book value. When computing the present value, the original effective rate of interest is applied. If subsequently the present value of a written down financial asset is increased, the writedown is added back. The financial asset is stated at no more than amortised cost at the time of the adding back.

Stocks

Stocks are measured on a first-in/first-out basis and at cost. Where cost exceeds the net realisable value, stocks are written down to the lower value.

Cost includes raw materials, consumables, direct labour and indirect production costs, such as maintenance and depreciation of production plant and operations, as well as administration and plant management.

Obsolete items, including slow-moving items, are written down to net realisable value.

Debtors

Debtors mainly include trade debtors and, for the parent company, short-term lending to subsidiary undertakings.

Trade debtors are initially measured at cost and subsequently at amortised cost or a lower value after individual assessment of potential risk. Value adjustments of trade debtors are recognised in the profit and loss account under other operating expenses.

Fixed-interest short-term loans to subsidiary undertakings are held to maturity and measured at amortised cost.

Other participating interests and investments

Other participating interests and investments recognised under current assets mainly comprise listed bonds and shares available for trading.

Recognition/non-recognition is carried out at the settlement date for acquisitions and sales. Investments and participating interests are initially measured at cost and subsequently at fair value. When computing fair value, the current effective rate of interest is applied and an individual assessment of potential risk is carried out.

Equity, dividend and own shares

Dividend obligations are recognised as of the date of adoption at the Annual General Meeting. Proposed dividend payments for the financial year are stated in a note to equity.

Purchase and sales considerations for own shares are recognised in equity.

Capital reduction through cancellation of own shares reduces the share capital by an amount equivalent to the nominal value of the shares cancelled.

Pension commitments

Danisco has entered post-employment pension plans with a significant proportion of the Group's employees.

Under defined contribution plans, the Group pays fixed contributions on a current basis into a separate, recognised pension fund and has no legal or constructive obligation to pay further contributions. Such fixed contributions are recognised in the profit and loss account on the due date and any contributions payable are included in the balance sheet as other debt.

Under defined benefit plans, Danisco is committed to paying certain benefits upon retirement (e.g. a fixed amount or a percentage of the annual salary at the time of retirement).

Commitments for defined benefit plans are computed on a systematic basis by actuarially discounting pension commitments to their present values with the addition of the operating costs for the period. The present value is calculated on the basis of actuarial assumptions on future developments in interest rates, inflation, mortality and disability.

Provision for the most recent actuarial valuation less the market value of assets held as part of the plan is made in the balance sheet as *provisions for pensions and similar liabilities*. If the net amount is an asset, it is recognised as a pension asset in the balance sheet.

Actuarial gains or losses are recognised and amortised in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. If the net cumulative gains or losses represent less than 10% of the present value of the defined benefit commitment, they are not recognised. Past service costs (costs due to changes in the benefits payable) are recognised and charged to the profit and loss account if the employees have already earned the right to the changed benefits. Otherwise, past service costs are recognised and amortised in the profit and loss account over the period in which the employees earn that right.

Other provisions

Other provisions primarily relate to commitments concerning acquisitions and restructuring.

Provisions are made for legal and constructive commitments that have arisen as a result of past events if it is probable that the company's financial resources will be required in settling such commitments.

Provisions associated with acquisitions include those relating to the acquired company which had been resolved by the date of acquisition and which are included in the calculated cost of acquisition and of goodwill.

Provisions for restructuring comprise provisions concerning the acquiring undertaking in connection with acquisitions, as well as provisions concerning resolutions on restructuring existing business units. Such provisions are charged to the profit and loss account.

Creditors

Creditors are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortised cost with the difference between the loan proceeds and the nominal value being recognised in the profit and loss account over the term of the loan.

CASH FLOW STATEMENT

The consolidated cash flow statement for the Group is prepared according to the indirect method and shows the Group's cash flows from operating, investing and financing activities as well as the Group's cash position at the beginning and end of the year.

Cash flows from operating activities are calculated as *Danisco's share of the consolidated profit for the year* adjusted for non-cash operating items, changes in working capital and corporation tax paid.

Cash flows from investing activities comprise payments made on the purchase and sale of intangible, tangible and financial assets and the purchase and sale of undertakings and activities.

Cash flows from financing activities comprise changes in the Group's share capital, sale and buyback of own shares, dividend payments as well as the raising of or principal payments on interest-bearing debts.

Cash and cash equivalents comprise deposits with banks and investments with immaterial price exposure.

INFORMATION BY SEGMENT

Information is provided by business and geographic areas as primary and secondary segments, respectively. Information by segment follows the Group's accounting policies and internal financial management.

Other fixed assets net: intangible fixed assets excluding goodwill, tangible fixed assets and participating interests in associated undertakings less other provisions.

Working capital: current assets less non-interest bearing debt.

Invested capital: the sum of goodwill, other fixed assets net and working capital.

Current assets: stocks, trade debtors, other debtors, and prepayments.

Non-interest bearing debt: provision for pension, trade creditors, other debt and accruals.

PARENT COMPANY				GROUP	
2001/02	**2002/03**	Note	DKK million	2001/02	**2002/03**
5,973	5,942	1	Net sales	17,666	16,551
(4,238)	(4,238)	2-3	Cost of sales	(11,975)	(11,040)
1,735	**1,704**		**Gross profit**	**5,691**	**5,511**
(267)	(285)	2-3	Research and development costs	(428)	(445)
(501)	(536)	2-3	Distribution and sales costs	(1,882)	(1,772)
(404)	(405)	2-4	Administrative expenses	(1,145)	(1,045)
563	**478**		**Ordinary operating profit before amortisation of goodwill**	**2,236**	**2,249**
10	89		Other operating income	132	155
(7)	(16)	3	Other operating expenses	(53)	(88)
566	**551**		**Operating profit before amortisation of goodwill (EBITA)**	**2,315**	**2,316**
(13)	(13)	3/11	Amortisation of goodwill	(399)	(404)
553	**538**		**Operating profit (EBIT)**	**1,916**	**1,912**
1,123	1,215	5	Income from participating interests in subsidiary undertakings	•	•
(4)	17	13	Income from participating interests in associated undertakings	(8)	22
-	12	6	Income from other participating interests and investments	4	13
563	359	7	Interest receivable and similar income	279	258
(803)	(600)	8	Interest payable and similar charges	(724)	(643)
1,432	**1,541**		**Profit on ordinary activities before tax**	**1,467**	**1,562**
(529)	(540)	9	Tax on profit on ordinary activities	(541)	(582)
2	(5)	9	Adjustment of tax for previous years	14	37
905	**996**		**Consolidated profit**	**940**	**1,017**
•	•		Consolidated profit attributable to minority interests	(35)	(21)
905	**996**		**Danisco's share of consolidated profit**	**905**	**996**
		10	Basic earnings per share (EPS) DKK	16.24	19.02
		10	Diluted earnings per share (DEPS) DKK	16.22	19.02
		10	Diluted earnings per share, amortisation of goodwill added (DEPSAA)DKK	23.37	26.73
			Appropriation of profit for the year:		
1,302	(620)		Transferred to (from) reserve for net revaluation according to the equity method		
(397)	1,616		Transferred to (from) other reserves		
905	**996**				

The Board of Directors proposes that a dividend for the year of DKK 6.25 per share (2001/02 DKK 6.00 per share) be adopted by the Annual General Meeting.

PARENT COMPANY			ASSETS	GROUP	
30 April 2002	**30 April 2003**	Note	DKK million	30 April 2002	**30 April 2003**
			Fixed assets		
		11	*Intangible fixed assets*		
91	78		Goodwill	6,491	6,190
191	203		Other intangible fixed assets	380	373
282	**281**		**Total**	**6,871**	**6,563**
		12	*Tangible fixed assets*		
988	984		Land and buildings	2,707	2,608
1,666	1,605		Plant and machinery	5,131	4,908
141	131		Fixtures, fittings, tools and equipment	290	267
47	70		Prepayments and assets under construction	307	373
23	21		Leased plant and equipment	26	21
2,865	**2,811**		**Total**	**8,461**	**8,177**
			Financial fixed assets		
16,387	16,249	13	Participating interests in subsidiary undertakings	.	.
362	312	13/17	Loans to subsidiary undertakings	.	.
456	446	13	Participating interests in associated undertakings	2,853	2,570
208	352	13	Other participating interests and investments	227	369
-	-	14	Pension assets	49	42
-	-	15	Deferred tax assets	376	250
4	4	13	Other financial fixed assets	216	230
17,417	**17,363**		**Total**	**3,721**	**3,461**
20,564	**20,455**		**Fixed assets total**	**19,053**	**18,201**
			Current assets		
		16	*Stocks*		
167	203		Raw materials and consumables	874	1,052
104	113		Work in progress	325	360
1,143	1,102		Finished goods and goods for resale	3,546	3,434
-	-		Prepayments for goods	61	69
1,414	**1,418**		**Total**	**4,806**	**4,915**
			Debtors		
498	438	17	Trade debtors	2,529	2,482
7,948	6,552	17	Amounts owed by subsidiary undertakings	.	.
-	2		Amounts owed by associated undertakings	9	2
227	147	21	Other debtors	520	471
27	18		Prepayments	63	60
8,700	**7,157**		**Total**	**3,121**	**3,015**
39	-		Other participating interests and investments	41	1
91	26		Cash and cash equivalents	750	408
10,244	**8,601**		**Current assets total**	**8,718**	**8,339**
30,808	**29,056**		**Assets total**	**27,771**	**26,540**

PARENT COMPANY			LIABILITIES and EQUITY	GROUP	
30 April 2002	**30 April 2003**	Note	DKK million	30 April 2002	**30 April 2003**
			Equity		
1,164	1,064		Share capital	1,164	1,064
1,302	682		Reserve for net revaluation according to the equity method	•	•
10,114	9,674		Other reserves	11,416	10,356
12,580	**11,420**		**Equity total**	**12,580**	**11,420**
•	•	18	**Minority interests**	**296**	**247**
			Provisions		
-	-	14	Provision for pensions	219	228
681	681	15	Provision for deferred tax	1,340	1,406
336	308	19	Other provisions	637	480
1,017	**989**		**Provisions total**	**2,196**	**2,114**
		20	Creditors		
			Amounts falling due after more than one year		
270	241		Mortgage creditors	276	245
2,945	6,479		Other creditors	3,034	6,611
5	4		Capitalised lease obligation	6	5
-	-		Other debt	13	1
3,220	**6,724**		Total	**3,329**	**6,862**
			Amounts falling due within one year		
-	15		Mortgage creditors	3	17
6,557	2,919		Other creditors	6,654	2,956
-	1		Capitalised lease obligation	1	1
251	265		Trade creditors	979	1,041
6,541	5,889		Amounts owed to subsidiary undertakings	•	•
4	198	21	Corporation tax	176	426
638	626	22	Other debt	1,557	1,435
-	10		Accruals	-	21
13,991	**9,923**		Total	**9,370**	**5,897**
17,211	**16,647**		Creditors total	**12,699**	**12,759**
30,808	**29,056**		Liabilities and equity total	**27,771**	**26,540**

Supplementary notes

12 Pledges and contractual obligations relating to fixed assets
26 Own shares
27 Warrants and share options
28 Contingent assets and contingent liabilities
29 Currency hedging of net investments in subsidiaries and associated undertakings outside Denmark
30 Financial instruments
31 Transactions with related parties
32 Government grants

PARENT COMPANY

DKK million	Share capital	Reserve according to the equity method	Other reserves	Total
Equity at 1 May 2001	1,164	-	11,673	**12,837**
Profit for the year	.	1,619	(714)	**905**
Dividends paid	.	.	(339)	**(339)**
Repurchase of own shares*	.	.	(603)	**(603)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	.	(187)	**(187)**
Hedging of future transactions, change	.	.	6	**6**
Other movements in equity	.	.	(39)	**(39)**
Dividends from subsidiary undertakings	.	(317)	317	**-**
Equity at 30 April 2002	**1,164**	**1,302**	**10,114**	**12,580**
Profit for the year	.	(117)	1,113	**996**
Reduction of share capital through cancellation of own shares	(100)	.	100	**-**
Dividends paid	.	.	(314)	**(314)**
Repurchase of own shares*	.	.	(864)	**(864)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	.	(950)	**(950)**
Hedging of future transactions, change	.	.	(46)	**(46)**
Other movements in equity	.	.	18	**18**
Dividends from subsidiary undertakings	.	(503)	503	**-**
Equity at 30 April 2003	**1,064**	**682**	**9,674**	**11,420**

The Board of Directors proposes that a dividend for the year of DKK 6.25 per share (2001/02 DKK 6.00 per share) be adopted by the Annual General Meeting. No dividend is distributed on own shares.

GROUP

DKK million	Share capital	Other reserves	Total
Equity at 1 May 2001	1,164	11,673	**12,837**
Profit for the year	.	905	**905**
Dividends paid	.	(339)	**(339)**
Repurchase of own shares*	.	(603)	**(603)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	(187)	**(187)**
Hedging of future transactions, change	.	6	**6**
Other movements in equity	.	(39)	**(39)**
Equity at 30 April 2002	**1,164**	**11,416**	**12,580**
Profit for the year	.	996	**996**
Reduction of share capital through cancellation of own shares	(100)	100	**-**
Dividends paid	.	(314)	**(314)**
Repurchase of own shares*	.	(864)	**(864)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	(950)	**(950)**
Hedging of future transactions, change	.	(46)	**(46)**
Other movements in equity	.	18	**18**
Equity at 30 April 2003	**1,064**	**10,356**	**11,420**

Deferred gain relating to hedging of future transactions amounts to DKK 2 million (at 30 April 2002 DKK 48 million).

The share capital of DKK 1,063,992,040 is made up of 53,199,602 shares of DKK 20 each. As of 21 April 1999, the share capital was reduced by a nominal value of DKK 37,770,580 from DKK 1,202,206,160 to a value of DKK 1,164,435,580 through cancellation of own shares. As of 5 September 2002, the share capital was reduced by a nominal value of DKK 100,443,540 to a value of DKK 1,063,992,040 through cancellation of own shares.

*) See note 26 for information on own shares.

Note	DKK million	GROUP 2001/02	GROUP 2002/03
	Cash flow from operating activities		
	Danisco's share of consolidated profit	905	996
23	Adjustments	1,937	2,022
	Change in stocks	43	(258)
	Change in debtors	(59)	122
	Change in trade creditors etc.	(11)	(15)
	Change in working capital	(27)	(151)
	Income from other participating interests and investments	4	2
	Interest receivable and similar income	152	177
	Interest payable and similar charges	(539)	(635)
	Financials, net	(383)	(456)
21	Corporation tax paid	(368)	(424)
	Cash flow from operating activities	**2,064**	**1,987**
	Cash flow from investing activities		
24	Purchase of undertakings and activities	(863)	(470)
24	Sale of undertakings and activities	2,064	-
	Purchase of tangible fixed assets	(838)	(844)
	Sale of tangible fixed assets and investment grants	84	47
	Purchase of intangible fixed assets	(135)	(104)
	Sale of intangible fixed assets	89	14
	Change in financial assets, net	165	(100)
	Cash flow from investing activities	**566**	**(1,457)**
	Cash flow from financing activities		
25	Change in financial liabilities	(2,010)	380
	Repurchase of own shares	(603)	(864)
	Dividends paid	(339)	(314)
	Cash flow from financing activities	**(2,952)**	**(798)**
	Decrease/increase in cash and cash equivalents	**(322)**	**(268)**
	Cash and cash equivalents at 1 May	1,081	750
	Exchange adjustment of cash and cash equivalents	(9)	(74)
	Cash and cash equivalents at 30 April	**750**	**408**

PARENT COMPANY			GROUP	
2001/02	**2002/03**	DKK million	2001/02	**2002/03**

1 Net sales

2001/02	2002/03		2001/02	2002/03
		Breakdown by market:		
1,960	1,944	Denmark	2,213	1,986
1,052	1,228	Other Nordic countries	4,616	4,654
1,387	1,390	Rest of Western Europe	3,864	3,253
594	458	Eastern Europe	1,345	1,353
246	282	North America	2,421	2,242
164	107	Latin America	794	730
219	208	Asia-Pacific	1,620	1,652
351	325	Rest of the world	793	681
5,973	**5,942**	**Total**	**17,666**	**16,551**
4,013	3,998	Net sales in non-Danish markets	15,453	14,565
67.2%	67.3%	Corresponding to	87.5%	88.0%

2 Staff costs

2001/02	2002/03		2001/02	2002/03
(3)	(3)	Directors' emoluments	(3)	(3)
(14)	(15)	Remuneration to management	(18)	(18)
(761)	(786)	Wages and salaries	(2,216)	(2,156)
(73)	(72)	Pension costs, social security costs, etc.	(414)	(412)
(851)	**(876)**	**Total**	**(2,651)**	**(2,589)**
2,387	2,414	Average number of employees	9,105	8,356
2,380	2,374	Number of employees at 30 April	8,041	8,172

No member of the Board of Directors has been employed by the Danisco Group during the 2002/03 financial year, with the exception of the members of the Board of Directors elected by the employees of the company. None of the members of the Board of Directors have been paid separate consulting fees or the like, as no member of the Board of Directors has provided Danisco with any additional services.

Emolument amounts to DKK 220,000 (2001/02 DKK 220,000) for each member. An additional percentage fee is paid to the Chairman and the Deputy Chairmen of 150 and 50 per cent respectively.

Members who have retired from the Board of Directors of Danisco A/S after more than 15 years of service, including directorship in one of the companies included in the merger in 1989, may be granted a fee for being available as advisors to Danisco's Board of Directors. Danisco's Board of Directors considers the granting of such fees at the first Board meeting following the AGM. The fee is fixed at 40 per cent of the director's emolument received at the time of retirement. In the financial year, the Board of Directors decided to discontinue the arrangement over the next years. At present, six retired directors are available to the Board of Directors, and fees paid during the year ended totalled DKK 552,000 (2001/02 DKK 408,000) . In 2003/04, three retired directors are expected to be available as advisors.

Danisco A/S pays an annual (life-long) pension amount of DKK 60,000 to one retired member of the Board of Directors of the former Aktieselskabet De Danske Sukkerfabrikker, which was part of the merger in 1989. Provision is made for this obligation under other provisions.

The general pension retirement age for members of Danisco A/S' Executive Board is 62 years (CEO 60 years). No agreement has been made concerning pension. Upon retirement, each member is entitled to an early retirement pension until the age of 65. This early retirement pension is calculated on the basis of the remuneration paid during the last year before retirement and decreases during the period from 72 per cent of the remuneration in the first year to 58 per cent. Current provision is made for this obligation under other provisions.

In the event that a member of Danisco A/S' Executive Board retires in conjunction with a takeover of the Company or a merger in which Danisco is included, a special severance payment corresponding to one year's remuneration (CEO 2 years' remuneration) is paid in addition to the usual two-year notice remuneration.

None of the members of Danisco A/S' Executive Board or the Board of Directors receive a special fee as directors in subsidiary or associated undertakings.

See note 27 for information on warrants and share options.

PARENT COMPANY			GROUP	
2001/02	**2002/03**	DKK million	2001/02	**2002/03**

3 Depreciation and amortisation

2001/02	2002/03	DKK million	2001/02	2002/03
		Depreciation and amortisation for the year included in the costs below:		
(221)	(214)	Cost of sales	(720)	(661)
(23)	(30)	Research and development costs	(29)	(41)
(8)	(16)	Distribution and sales costs	(44)	(57)
(66)	(67)	Administrative expenses	(168)	(120)
-	-	Other operating expenses	-	(38)
(13)	(13)	Amortisation of goodwill	(399)	(404)
(331)	**(340)**	**Total**	**(1,360)**	**(1,321)**

4 Fees for auditors elected by the Annual General Meeting

2001/02	2002/03	DKK million	2001/02	2002/03
		Deloitte & Touche:		
(5)	(6)	Audit fee	(15)	(15)
(3)	(4)	Other fees	(12)	(15)
		Ernst & Young:		
(1)	(1)	Audit fee	(1)	(1)
-	-	Other fees	-	-

5 Income from participating interests in subsidiary undertakings

2001/02	2002/03	DKK million	2001/02	2002/03
1,698	1,604	Profits in subsidiary undertakings before taxation	.	.
(575)	(389)	Losses in subsidiary undertakings before taxation	.	.
1,123	**1,215**	**Total**	.	.

6 Income from other participating interests and investments

2001/02	2002/03	DKK million	2001/02	2002/03
-	1	Share dividends	1	1
-	11	Price adjustment of shares	-	12
-	-	Interest income on bonds	3	-
-	**12**	**Total**	**4**	**13**

7 Interest receivable and similar income

2001/02	2002/03	DKK million	2001/02	2002/03
417	289	Financial accounts with subsidiary undertakings	.	.
12	2	Bank deposits	39	19
11	23	Other receivables	35	49
-	-	Gain on financial instruments	1	1
123	45	Exchange gain	204	189
563	**359**	**Total**	**279**	**258**

8 Interest payable and similar charges

2001/02	2002/03	DKK million	2001/02	2002/03
(235)	(158)	Financial accounts with subsidiary undertakings	.	.
(23)	(22)	Mortgage creditors	(29)	(23)
(448)	(365)	Other creditors	(478)	(405)
-	-	Loss on financial instruments	(1)	(2)
(97)	(55)	Exchange loss	(216)	(213)
(803)	**(600)**	**Total**	**(724)**	**(643)**

PARENT COMPANY 2001/02	PARENT COMPANY 2002/03	DKK million	GROUP 2001/02	GROUP 2002/03
9		**Tax**		
(48)	(82)	Current tax on profit for the year	(484)	(460)
(88)	-	Change in deferred tax on profit for the year	(57)	(119)
-	(2)	Other taxes, exchange adjustment, etc.	-	(3)
2	(5)	Adjustment of tax for previous years	14	37
(393)	(456)	Tax in undertakings not subject to joint taxation	.	.
(527)	**(545)**	**Total**	**(527)**	**(545)**
		The tax breaks down as follows:		
(529)	(540)	Tax on profit on ordinary activities	(541)	(582)
2	(5)	Adjustment of tax for previous years	14	37
(527)	**(545)**	**Total**	**(527)**	**(545)**
		Reconciliation of tax rate before profit/loss from associated undertakings:		
		Danish corporation tax rate	30%	30%
		Effect of difference between tax rate for subsidiary undertakings outside Denmark and Danish tax rate	1%	1%
		Non-taxable income and non-deductible expenses	1%	-
		Utilisation of non-capitalised tax losses	(3%)	-
		Other, including adjustment to previous years	(1%)	(3%)
		Effective tax rate before non-deductible amortisation of goodwill	28%	28%
		Non-deductible amortisation of goodwill	8%	7%
		Effective tax rate	**36%**	**35%**

The reconciliation for the parent company is not shown, as the tax costs of the parent company and the Group are identical.

	DKK million	GROUP 2001/02	GROUP 2002/03
10	**Earnings per share**		
	Profit on ordinary activities	940	1,017
	Consolidated profit attributable to minority interests	(35)	(21)
	Danisco's share of profit on ordinary activities	**905**	**996**
	Average number of shares	58,221,779	54,960,803
	Average number of own shares	(2,487,322)	(2,594,860)
	Average number of shares excluding own shares	**55,734,457**	**52,365,943**
	Average dilution effect of warrants and share options	60,408	6,407
	Diluted average number of shares	**55,794,865**	**52,372,350**
	Basic earnings per share (EPS) DKK	**16.24**	**19.02**
	Diluted earnings per share (DEPS) DKK	**16.22**	**19.02**
	Diluted earnings per share, amortisation of goodwill added (DEPSAA) DKK	**23.37**	**26.73**

PARENT COMPANY

11 Intangible fixed assets

DKK million	Goodwill	Software	Patents and licenses	Product development	Prepayments and assets under construction	Other	Total
Cost at 1 May 2002	260	185	11	72	-	-	**528**
Additions during the year	-	23	-	30	5	-	**58**
Transferred to (from) other items	-	(6)	-	-	6	-	**-**
Total	**260**	**202**	**11**	**102**	**11**	**-**	**586**
Depreciation and writedowns at 1 May 2002	(169)	(61)	(11)	(5)	-	-	**(246)**
Depreciation and amortisation for the year	(13)	(38)	-	(8)	-	-	**(59)**
Total	**(182)**	**(99)**	**(11)**	**(13)**	**-**	**-**	**(305)**
Balance at 30 April 2003	**78**	**103**	**-**	**89**	**11**	**-**	**281**
Balance at 30 April 2002	91	124	-	67	-	-	282

GROUP

11 Intangible fixed assets

DKK million	Goodwill	Software	Patents and licenses	Product development	Prepayments and assets under construction	Other	Total
Cost at 1 May 2002	8,156	227	289	72	-	56	**8,800**
Exchange adjustment of opening value	(432)	(4)	(42)	-	-	(8)	**(486)**
Additions due to new activities	534	-	-	-	-	-	**534**
Additions during the year	-	41	8	30	18	7	**104**
Transferred to (from) other items	(71)	(9)	(128)	-	6	130	**(72)**
Total	**8,187**	**255**	**127**	**102**	**24**	**185**	**8,880**
Depreciation and writedowns at 1 May 2002	(1,665)	(88)	(148)	(6)	-	(22)	**(1,929)**
Exchange adjustment of opening value	66	3	20	-	-	4	**93**
Depreciation and amortisation for the year	(404)	(45)	(11)	(8)	-	(20)	**(488)**
Transferred (to) from other items	6	2	80	-	-	(81)	**7**
Total	**(1,997)**	**(128)**	**(59)**	**(14)**	**-**	**(119)**	**(2,317)**
Balance at 30 April 2003	**6,190**	**127**	**68**	**88**	**24**	**66**	**6,563**
Balance at 30 April 2002	6,491	139	141	66	-	34	6,871

PARENT COMPANY

12 Tangible fixed assets

DKK million	Land and buildings	Plant and machinery	Fixtures, fittings tools and equipment	Prepayments and assets under construction	Leased plant and equipment	Total
Cost at 1 May 2002	1,786	3,515	548	47	25	**5,921**
Additions during the year	28	40	48	125	-	**241**
Disposals during the year	(7)	(8)	(71)	-	-	**(86)**
Transferred forward to (from) other items	31	67	4	(102)	-	**-**
Total	**1,838**	**3,614**	**529**	**70**	**25**	**6,076**
Depreciation and writedowns at 1 May 2002	(798)	(1,849)	(407)	.	(2)	**(3,056)**
Depreciation of disposals during the year	4	7	61	.	-	**72**
Depreciation for the year	(60)	(167)	(52)	.	(2)	**(281)**
Total	**(854)**	**(2,009)**	**(398)**	**.**	**(4)**	**(3,265)**
Balance at 30 April 2003	**984**	**1,605**	**131**	**70**	**21**	**2,811**
Balance at 30 April 2002	988	1,666	141	47	23	2,865

GROUP

12 Tangible fixed assets

DKK million	Land and buildings	Plant and machinery	Fixtures, fittings tools and equipment	Prepayments and assets under construction	Leased plant and equipment	Total
Cost at 1 May 2002	4,214	9,478	946	307	69	**15,014**
Exchange adjustment of opening value	(178)	(432)	(40)	(31)	(7)	**(688)**
Additions due to new activities	50	32	7	-	1	**90**
Additions during the year	81	263	84	416	-	**844**
Disposals during the year	(45)	(35)	(93)	(3)	-	**(176)**
Transferred forward to (from) other items	77	242	10	(316)	(12)	**1**
Total	**4,199**	**9,548**	**914**	**373**	**51**	**15,085**
Depreciation and writedowns at 1 May 2002	(1,507)	(4,347)	(656)	.	(43)	**(6,553)**
Exchange adjustment of opening value	56	264	27	.	7	**354**
Depreciation of disposals during the year	21	26	78	.	-	**125**
Depreciation for the year	(160)	(572)	(98)	.	(3)	**(833)**
Transferred forward (to) from other items	(1)	(11)	2	.	9	**(1)**
Total	**(1,591)**	**(4,640)**	**(647)**	**.**	**(30)**	**(6,908)**
Balance at 30 April 2003	**2,608**	**4,908**	**267**	**373**	**21**	**8,177**
Balance at 30 April 2002	2,707	5,131	290	307	26	8,461

PARENT COMPANY			GROUP	
30 April 2002	**30 April 2003**	DKK million	30 April 2002	**30 April 2003**

12 ... tangible fixed assets, continued

30 April 2002	30 April 2003		30 April 2002	30 April 2003
		Information on fixed assets:		
270	256	Pledges	279	262
586	590	Book value of pledged assets	602	590
-	-	Book value of properties outside Denmark	1,605	2,027
805	833	Danish properties at latest official valuation	847	871
-	-	Contractual obligations	13	5

PARENT COMPANY

13 Financial fixed assets

DKK million	Participating interests in subsidiary undertakings	Loans to subsidiary undertakings	Participating interests in associated undertakings	Other participating interests and investments	Other financial fixed assets
Cost at 1 May 2002	15,085	362	455	208	4
Additions due to new activities	(7)	-	-	-	-
Additions during the year	1,071	-	-	93	-
Disposals during the year	(582)	(50)	-	-	-
Transferred to (from) other items	-	-	-	51	-
Total	**15,567**	**312**	**455**	**352**	**4**
Changes at 1 May 2002	1,302	.	1	-	.
Exchange adjustment of opening value	(1,413)	.	(1)	-	.
Profit for the year	759	.	20	-	.
Dividends paid and declared	(503)	.	(1)	-	.
Disposals during the year	451	.	-	-	.
Transferred to (from) other items	-	.	-	(12)	.
Other	86	.	(28)	12	.
Total	**682**	.	**(9)**	**-**	.
Balance at 30 April 2003	**16,249**	**312**	**446**	**352**	**4**
Balance at 30 April 2002	16,387	362	456	208	4

The book value of participating interests in subsidiary undertakings includes goodwill of DKK 6,112 million (2001/02 DKK 6,400 million).

In April 2001, Danisco A/S, Amcor Ltd. and AB Åkerlund & Rausing agreed to merge their European flexible packaging activities. Today Danisco A/S owns 21 per cent of the merged company Amcor Flexibles Europe A/S. Danisco A/S and Amcor Ltd. have entered into put and call options under which Danisco A/S may sell its interest in Amcor Flexibles Europe A/S and Amcor Ltd. may purchase Danisco's interest.

Danisco A/S may exercise its option in periods in 2003-2005, and Amcor Ltd. may exercise its option in periods in 2005-2006. The exercise price is based on 6 times earnings before interest, tax, depreciation and amortisation.

GROUP

13 ... financial fixed assets, continued

DKK million	Participating interests in associated undertakings	Other participating interests and investments	Other financial fixed assets
Cost at 1 May 2002	2,716	228	219
Exchange adjustment	-	(2)	(6)
Additions during the year	-	93	21
Disposals during the year	-	-	(4)
Transferred to (from) other items	30	51	-
Total	**2,746**	**370**	**230**
Changes at 1 May 2002	137	(1)	(3)
Exchange adjustment	(435)	-	-
Profit for the year on common shares	39	-	-
Profit for the year on preferred shares	27	-	-
Amortisation of goodwill	(41)	-	-
Dividends paid and declared	(5)	-	-
Transferred to (from) other items	(6)	(12)	-
Other	108	12	3
Total	**(176)**	**(1)**	**-**
Balance at 30 April 2003	**2,570**	**369**	**230**
Balance at 30 April 2002	2,853	227	216

Participating interests in associated undertakings

	Currency	Share capital in currency ('000)	Danisco's share of profit	Danisco's share of share capital	Parent company book value	Group book value
		100%	DKK million	30 April 2003	DKK million	DKK million
Sejet Planteforædling I/S, Denmark	DKK	10,000	2	25%	8	8
Sockerernäringens Betodlings						
Utveckling AB (SBU), Sweden	SEK	100	-	50%	-	-
Cerenes OY, Finland	EUR	9	1	25%	-	1
Total			**3***		**8**	**9**
Genencor International Inc., USA			5			2,123
Common shares	USD	58,000		43%		
Preferred shares	USD	172,000		50%		
Amcor Flexibles Europe A/S, Denmark	EUR	286,000	17	21%	438	438
Total			**22**		**438**	**2,561**
Total			**25**		**446**	**2,570**

*In the profit and loss account the amount is included in Other operating income.

Danisco owns common shares and preferred shares in Genencor International Inc.
Common shares constitute 25 million (2001/02 25 million), corresponding to 43 per cent (2001/02 42 per cent) of Genencor's common stock. The market value based on the share price at 30 April 2003 of USD 11.10 (2001/02 USD 10.55) was USD 278 million (2001/02 USD 264 million), corresponding to DKK 1,851 million (2001/02 DKK 2,177 million).
Danisco owns 50 per cent of the issued preferred shares. Danisco's share has a nominal vaue of USD 86 million (2001/02 USD 82 million), of which dividends receivable are USD 37 million (2001/02 USD 33 million). Preferred shares including dividends receivable are recognised at nominal value DKK 572 million (2001/02 DKK 678 million). Preferred shares carry a coupon of 7.5 per cent and have no voting rights.
Group goodwill of USD 82 million (2001/02 USD 85 million), corresponding to DKK 546 million (2001/02 DKK 698 million), is included in the book value of DKK 2,123 million (2001/02 DKK 2,393 million.)
Regarding Amcor Flexibles Europe A/S, Denmark we refer to the prior page.

14 Pension assets and provision for pensions

Pension obligations of Danish companies are covered through insurance. Certain companies outside Denmark are also covered through insurance. Companies outside Denmark that are not or only partially covered through insurance (defined benefit plans) – primarily in the UK, Finland and Sweden – compute their uninsured pension obligations at the actuarial present value at the balance sheet date. Actuarial gains and losses are recognised in the profit and loss account in accordance with IAS 19.

PARENT COMPANY 30 April 2002	PARENT COMPANY **30 April 2003**	DKK million	GROUP 30 April 2002	GROUP **30 April 2003**
		Defined contribution plans:		
(60)	(61)	Costs for current financial year	(133)	(121)
(60)	**(61)**	Total	**(133)**	**(121)**
		Defined benefit plans:		
-	-	Costs for current financial year	(14)	(8)
-	-	Actuarial losses recognised	-	(7)
-	-	Interest payable	(36)	(45)
-	-	Expected return on plan assets	33	33
-	**-**	**Total**	**(17)**	**(27)**
		Provisions for the Group's obligations to pension plans are as follows:		
-	-	Present value of pension obligations	684	827
-	-	Unrecognised actuarial gains and losses	(87)	(138)
-	-	Fair value of plan assets	(427)	(503)
-	**-**	**Total**	**170**	**186**
		Movements in the net provision for pension were as follows:		
-	-	Provision for pensions at 1 May	257	170
-	-	Exchange adjustment of opening value etc.	(4)	7
-	-	Other adjustments	2	-
-	-	Additions concerning new activities	-	2
-	-	Disposals concerning sold activities	(88)	-
-	-	Amount charged during the period	17	27
-	-	Contributions during the period	(14)	(20)
-	**-**	**Provision for pensions at 30 April**	**170**	**186**
		The provision for pensions is stated in the balance sheet as follows:		
-	-	Pension assets	49	42
-	-	Provision for pensions	219	228
-	**-**	**Total**	**170**	**186**

Defined benefit plans in the UK are managed by external pension funds, and contributions paid by Danisco are invested to offset pension obligations. The actuarial present value of the pension obligations DKK 447 million (2001/02 DKK 464 million) less fair value of plan assets DKK 366 million (2001/02 DKK 427 million) and correction for balance sheet items DKK 42 million (2001/02 DKK 49 million) is DKK 123 million (2001/02 DKK 86 million). Actuarial losses exceeding the 10 per cent corridor as defined in IAS 19 are recognised over the remaining working years of the staff. The computation is based on an interest rate of 5.4 per cent p.a. and a salary increase of 3.9 per cent p.a.

Defined benefit plans in Finland concern the coverage of any differences arising between two major Finnish indices (Tel index and Sampo index). The plan, which was formerly defined as a contribution plan, is managed by an independent pension fund. The actuarial present value of the obligations has been computed at DKK 156 million and plan assets at DKK 137 million. DKK 4 million has been set aside in the balance sheet. The non-recognised actuarial losses of DKK 15 million are within the 10 per cent corridor as defined in IAS 19. The computation is based on an interest rate of 5.5 per cent p.a.

Defined benefit plans in Sweden are not covered by deposits paid to pension funds. The actuarial present value of the pension obligations is stated in the consolidated balance sheet at 30 April 2003 at DKK 214 million (2001/02 DKK 208 million). The computation is based on an interest rate of 5 per cent p.a., a salary increase of 3.0 per cent p.a. and a similar pension increase.

PARENT COMPANY 30 April 2002	PARENT COMPANY 30 April 2003	DKK million	GROUP 30 April 2002	GROUP 30 April 2003

15 Deferred tax assets and tax liabilities

30 April 2002	30 April 2003		30 April 2002	30 April 2003
582	681	Deferred tax at 1 May	1,009	964
(15)	-	Adjustment to deferred tax at 1 May	(41)	11
26	-	Tax concerning acquired/sold undertakings and other adjustments	(61)	62
88	-	Change in deferred tax	57	119
681	**681**	**Deferred tax at 30 April**	**964**	**1,156**

Specification of deferred tax at 30 April 2003	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Intangible fixed assets	27	95	68
Tangible fixed assets	36	911	875
Financial fixed assets	-	39	39
Current assets	37	31	(6)
Amounts falling due within one year	43	104	61
Amounts falling due after more than one year	46	290	244
Tax losses carried forward, net	129	-	(129)
Non-capitalised tax assets regarding balance sheet items	(4)	-	4
Deferred tax assets and tax liabilities	314	1,470	1,156
Offset between legal entities and jurisdictions	(64)	(64)	-
Deferred tax at 30 April 2003	**250**	**1,406**	**1,156**
Deferred tax at 30 April 2002	376	1,340	964

The tax base of non-capitalised tax losses carried forward is DKK 83 million (2001/02 DKK 128 million). Around 60 per cent of this is expected to be either used or lost within the next five years. A potential sale of shares in subsidiary undertakings is not expected to result in any considerable tax liability.

16 Stocks

Stocks in the Group of DKK 260 million (2001/02 DKK 77 million) are recorded at net realisable value. Due to local conditions, the Group has pledged stocks of a value of DKK 31 million (2001/02 DKK 0) as security for debt.

17 Trade debtors and amounts owed by subsidiary undertakings

30 April 2002	30 April 2003		30 April 2002	30 April 2003
498	**438**	**Trade debtors**	**2,529**	**2,482**

All debtors are expected to be paid within one year.

30 April 2002	30 April 2003		30 April 2002	30 April 2003
8,310	**6,864**	**Amounts owed by subsidiary undertakings**	•	•

Of the amounts owed by subsidiary undertakings, DKK 312 million, (2001/02 DKK 372 million) will fall due after more than one year.

18 Minority interests

30 April 2002	30 April 2003		30 April 2002	30 April 2003
•	•	Minority interests at 1 May	280	296
•	•	Exchange adjustment of opening value	2	(1)
•	•	Profit for the year	35	21
•	•	Reduction of minority interests' ownership share	(8)	-
•	•	Other movements, including dividends	(13)	(69)
•	•	**Minority interests at 30 April**	**296**	**247**



PARENT COMPANY			GROUP	
30 April 2002	**30 April 2003**	DKK million	30 April 2002	**30 April 2003**

19 Other provisions

Other provisions total		Acquisitions	Restruc-turing	Other	Other provisions total
336	**Other provisions at 1 May 2002**	211	101	325	**637**
-	Exchange adjustment of opening value, etc.	(30)	(2)	(2)	**(34)**
-	Additions due to new activities	25	-	-	**25**
2	Provisions for the year	-	14	18	**32**
(30)	Provisions utilised during the year etc.	(115)	(29)	(36)	**(108)**
308	**Other provisions at 30 April 2003**	**91**	**84**	**305**	**480**

The provisions for acquisitions are recognised to reflect closure and restructuring to be made in acquired companies. Of the amount provided, DKK 22 million relates to acquisitions made in 2002/03 (2001/02 DKK 76 million).

Provisions for restructuring relate to sugar factories in Lithuania and to the closure of sugar factories in Sweden (Jordberga) and Denmark (Gørlev) and to the restructuring of other activities.

Other provisions mainly include provisions associated with the divestment of businesses as well as pending legal proceedings, etc.

20 Creditors

278	**230**	**Creditors falling due after 5 years at 30 April**	**279**	**230**

The fair value of creditors exceeds the book value (amortised cost) by DKK 58 million (2001/02 DKK 39 million).

21 Corporation tax

(37)	4	Corporation tax payable at 1 May	58	176
-	-	Additions due to new activities	11	(22)
12	5	Adjustment concerning previous years	20	(5)
(8)	125	Tax on changes in equity	(8)	140
48	82	Current tax on profit for the year	484	460
(11)	(18)	Tax paid during the year	(368)	(424)
-	-	Disposals due to sale of activitites	(21)	-
4	**198**	**Corporation tax payable at 30 April**	**176**	**325**
		Corporation tax payable is stated in the balance sheet as follows:		
-	-	Other debtors	-	101
4	198	Corporation tax	176	426
4	**198**	**Corporation tax payable at 30 April**	**176**	**325**

22 Other debt

252	230	Production and absorption levies owing for sugar	476	440
116	136	Amounts owing in respect of staff (wages, salaries, holiday pay, etc.)	288	338
17	62	VAT and other taxes owing	124	151
253	198	Other items	669	506
638	**626**	**Total**	**1,557**	**1,435**

23 Adjustments

DKK million	GROUP 2001/02	GROUP 2002/03
Depreciation and amortisation for the year	1,360	1,321
Profit/loss on disposal of tangible fixed assets	5	(21)
Income from associated undertakings	(4)	(25)
Income from other participating interests and investments	(3)	(13)
Interest receivable and similar income	(279)	(257)
Interest payable and similar charges	724	642
Other provisions	(267)	(129)
Expensed tax for the year	527	545
Non-financial prepayments and accruals, etc.	(126)	(41)
Total	**1,937**	**2,022**

24 Purchase and sale of undertakings and activities

Purchase of undertakings and activities:

During the financial year 2002/03, the Group purchased the ingredients company Perlarom.

The figures for 2002/03 also include adjustments relating to the acquisition of Germantown in 2001/02.

DKK million	2001/02	2002/03
Intangible fixed assets	-	(103)
Tangible fixed assets	(147)	(90)
Financial fixet assets	-	-
Stocks	(83)	(74)
Debtors and prepayments	(87)	(247)
Cash and cash equivalents	(34)	(24)
Other provisions	75	25
Provisions for deferred tax	(71)	62
Financial liabilities	-	148
Non-interest-bearing debt	84	222
Corporation tax	11	(22)
Net assets	**(252)**	**(103)**
Goodwill on purchase of undertakings and activities	(645)	(391)
Adjustment of cash and cash equivalents	34	24
Cash purchase amount	**(863)**	**(470)**
Financial liabilities	-	(148)
Purchase amount total	**(863)**	**(618)**

DKK million	GROUP 2001/02	2002/03
24 ...Purchase and sale of undertakings and activities, continued		
Sale of undertakings and activities:		
Intangible fixed assets	352	-
Tangible fixed assets	2,047	-
Financial fixed assets	(637)	-
Stocks	896	-
Debtors and prepayments	1,431	-
Cash and cash equivalents	47	-
Other provisions	(137)	-
Provisions for deferred tax	10	-
Financial liabilities	(655)	-
Non-interest-bearing debt	(1,222)	-
Corporation tax	(21)	-
Net assets	**2,111**	-
Gain on divestments	-	-
Adjustment of cash and cash equivalents	(47)	-
Cash sales amount	**2,064**	-
Financial liabilities	655	-
Sales amount total	**2,719**	-

25 Change in financial liabilities

	2001/02	2002/03
Financial liabilities, net at 1 May	(13,792)	(9,958)
Exchange adjustment of opening value, etc.	174	593
Financial net liabilities in undertakings sold	1,650	-
Financial net liabilities assumed on purchase of undertakings and activities	-	(117)
Financial liabilities, net at 30 April	9,958	9,862
Total	**(2,010)**	**380**

PARENT COMPANY | GROUP
30 April 2002 **30 April 2003** DKK million 30 April 2002 **30 April 2003**

26 Own shares

	Number	Nominal value ('000)	% of share capital
Holding at 1 May 2002	3,797,800	75,956	6.52
Purchase 1 May - 5 September 2002	2,024,377	40,488	3.48
Holding at the AGM	5,822,177	116,444	10.00
Reduction of share capital	(5,022,177)	(100,444)	(8.63)
Holding after share capital reduction	800,000	16,000	1.51
Purchase 6 September 2002 - 30 April 2003	1,272,300	25,446	2.39
Holding at 30 April 2003	**2,072,300**	**41,446**	**3.90**

On 5 September 2002, the share capital was reduced by a nominal value of DKK 100.4 million to a value of DKK 1,064 million through cancellation of own shares.

The market value of own shares at 30 April 2003 amounted to DKK 504 million (2001/02 DKK 1,075 million). The purchase amount this year was DKK 864 million (2001/02 DKK 603 million), which has been taken to equity.

The holding contains 779,500 own shares (2001/02 800,000) to hedge Danisco's share option programme. The remaining shares will be used for further development of the capital structure, for the financing or execution of acquisitions, for sale, for other types of transfers or for cancellation.

27 Warrants and share options

Warrants:
In 2002/03, Danisco established a warrant programme for all employees employeed at Danisco for at least one year, excluding employees included in Danisco's share option programme.

1,165,910 warrants were issued and each warrant entitles the employee to subscribe for one share of a nominal value of DKK 20. The subscription price is DKK 299, which was fixed as the share price on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5 per cent a year until 5 September 2005.

Warrants must be exercised in the period 5 September 2005 - 4 September 2007. As a rule, the right to subscribe for warrants is contingent on employment with Danisco on 5 September 2005.

According to the Black-Scholes model, the theoretical market value of the programme is estimated at DKK 30 million at the balance sheet date, provided that all warrants are allotted, that they are exercised at the latest possible point of time, that the interest rate is 3.4 per cent p.a., that volatility is 22.5, that dividend on existing shares is DKK 6 per share until the expiry date and that the warrants are negotiable.

Share options:
In 2000/01, Danisco established a share option programme for the Executive Board and senior executives. Options will be allotted as shown in the table and are redeemable at DKK 262, 275 and 287, respectively. Redemption prices are determined on the basis of the share price level on 1 May 2000 (DKK 250) and a premium increasing throughout a three-year period (5 per cent, 10 per cent and 15 per cent). Each option entitles the holder to purchase one share of nominal value DKK 20. Exercise of options must take place on or before 1 May 2005.

The program consists of 779,500 options of which 382,000 are contingent on the employment not being under notice. 18,500 options are held by former employees.

The share option programme for the Executive Board includes 222,000 shares (2001/02 222,000) of which 111,000 (2001/02 185,000) are contingent on the employment not being under notice.

The share option programme covering senior executives includes 105 employees (2001/02 112). The programme includes 539,000 shares (2001/02 578,000) of which 271,000 (2001/02 483,000) are contingent on the employment not being under notice.

PARENT COMPANY			GROUP	
30 April 2002	**30 April 2003**	DKK million	30 April 2002	**30 April 2003**

27 ... warrants and share options, continued

Danisco has acquired own shares to cover the full obligation of the share option programme. The cost of the shares has been offset against equity.

According to the Black and Scholes model, the theoretical market value of the share option programme is estimated at DKK 15 million (2001/02 DKK 47 million) at the balance sheet date, provided that all of the options are allotted and exercised at the latest possible point of time, that the interest rate is 2.7 per cent p.a. (2001/02 4.5 per cent), that volatility is 22.5 (2001/02 25), that dividend on existing shares is DKK 6 per share (2001/02 DKK 6) until expiry date and that the share options are negotiable.

At the balance sheet date, Danisco's share price was DKK 243 (2001/02 DKK 283). Provided that all share options are allotted and that the share price at the time of exercising the share option corresponds to the share price at the balance sheet date, the gain of exercising the shares will amount to DKK 0 (2001/02 7.6 million).

During the year ended, 0 options were exercised (2001/02 2,000), and the related cost amounted to DKK 0 (2001/02 DKK 87,000), which was taken to equity.

Number of shares	Allotted	Allotment contingent on employment not being under notice		Total
	30 April 2003	1 May 2003	1 May 2004	
Executive Board				
Share price 262	74,000	.	.	74,000
Share price 275	37,000	37,000	.	74,000
Share price 287	.	37,000	37,000	74,000
	111,000	74,000	37,000	222,000
Exercised in 2002/03	-	-	-	-
Outstanding	111,000	74,000	37,000	222,000
Senior Executives				
Share price 262	178,000	.	.	178,000
Share price 275	90,000	90,000	.	180,000
Share price 287	.	90,500	90,500	181,000
	268,000	180,500	90,500	539,000
Exercised in 2002/03	-			-
Outstanding	268,000	180,500	90,500	539,000
Executive Board and Senior Executives	**379,000**	**254,500**	**127,500**	**761,000**

28 Contingent assets and contingent liabilities

30 April 2002	30 April 2003		30 April 2002	30 April 2003
		Guarantees and other financial commitments:		
296	**291**	Guarantees and other financial commitments	324	**445**
		Contractual liabilities:		
-	-	Operating lease payments due within one year	29	32
-	-	Operating lease payments due within two to five years	64	56
-	-	Operating lease payments due after five years	20	24
-	-	Total	113	112

Legal proceedings pending:

Certain claims have been raised against the Group. In the opinion of the management, the outcome of these proceedings will not have any material effect on the financial position of the Group.

29 Currency hedging of net investments in subsidiaries and associated undertakings outside Denmark

DKK million	Net investments	Hedged	Not hedged
EUR	9,403		9,403
USD	4,457	1,814	2,643
SEK	1,993		1,993
GBP	1,191		1,191
Other	1,308		1,308
Total	**18,352**	**1,814**	**16,538**

Net investments in foreign subsidiaries and associated undertakings are solely currency hedged on a selective basis. Investments in subsidiary undertakings are considered to be long-term, and it is assessed that hedging will not add value in the long term. At the balance sheet date, investments in associated undertakings in USD were hedged due to, for instance, the size and nature of the investment.

Hedging is conducted by loan-taking or by entering into forward exchange contracts in the same currency as the net investment to be hedged.

A net gain before tax of DKK 444 million (2001/02 DKK 15 million) from financial instruments contracted for the hedging of net investments in subsidiaries and associated undertakings outside Denmark were recognised in the item Exchange rate adjustment of foreign subsidiary and associated undertakings in the column Other reserves under Equity in the financial year. Tax on the hedging gain is DKK 133 million (2001/02 DKK 5 million), which has also been recognised in equity.

30 Financial instruments

	30 April 2002		**30 April 2003**	
DKK million	Settlement value	Market value	**Settlement value**	**Market value**
DKK	(6,098)	(6,078)	(5,772)	(5,760)
EUR	5,722	5,707	5,892	5,883
USD	1,363	1,359	544	542
JPY	(514)	(514)	(326)	(326)
SEK	209	202	231	226
GBP	(211)	(210)	(166)	(166)
Other	(488)	(484)	(400)	(398)
Total	**(17)**	**(18)**	**3**	**1**

The Group uses forward contracts for managing interest rate and exchange risks. The net market value was DKK 1 million (2001/02 DKK -18 million) and the average remaining term to maturity was 1.5 months. A net gain of DKK 2 million (2001/02 DKK 38 million) regarding forward exchange contracts related to hedging future commercial transactions has been deferred and will be booked against the hedged items on transaction day.

31 Transactions with related parties

The associated undertakings Genencor International Inc. and Amcor Flexibles Europe A/S including these undertakings' subsidiaries are considered as related parties. The members of the Board of Directors and the Executive Board of Danisco A/S are also considered as related parties.

In 2002/03 Danisco bought products from Genencor for DKK 103 million (2001/02 DKK 68 million). Since 2000, Danisco has had a strategic alliance with Genencor about development projects in the area of biotechnology. The alliance provides for an investment of up to USD 20 million within the next few years. Fees payable to Genencor in relation to the alliance were DKK 9 million (2001/02 DKK 11 million) in the financial year.

Amcor bought services from Danisco for DKK 4 million in 2002/03 (2001/02 DKK 13 million).

There were no transactions in the financial year with members of the Board of Directors and the Executive Board of Danisco A/S. Management remuneration is disclosed in Note 2 and 27.

32 Government grants

During the year ended, the Group received government grants for research and development of DKK 2 million (2001/02 DKK 4 million), for investments of DKK 0 (2001/02 DKK 1 million), and of DKK 4 million (2001/02 DKK 4 million) for other purposes.

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Association of Financial Analysts, on the basis of the Group's accounting policies.

Operating margin (EBITDA) = $\frac{\text{Earnings before depreciation and amortisation (EBITDA)} \times 100}{\text{Net sales}}$

Operating margin (EBITA) = $\frac{\text{Operating profit before amortisation of goodwill (EBITA)} \times 100}{\text{Net sales}}$

Operating margin (EBIT) = $\frac{\text{Operating profit (EBIT)} \times 100}{\text{Net sales}}$

Return on average invested capital (ROAIC) = $\frac{\text{Operating profit (EBIT)} \times 100}{\text{Average invested capital}}$

Return on average capital employed (ROACE) = $\frac{\text{Operating profit before amortisation of goodwill (EBITA)} \times 100}{\text{Average invested capital, accumulated amortised goodwill added}}$

Return on average operating net assets (ROAONA) = $\frac{\text{Operating profit before amortisation of goodwill (EBITA)} \times 100}{\text{Average invested capital excluding goodwill}}$

Return on average equity = $\frac{\text{Danisco's share of profit on ordinary activities} \times 100}{\text{Average equity}}$

Solvency ratio = $\frac{\text{Equity} \times 100}{\text{Assets}}$

Basic earnings per share (EPS) = $\frac{\text{Danisco's share of profit on ordinary activities}}{\text{Average number of shares *}}$

Diluted earnings per share (DEPS)** = $\frac{\text{Danisco's share of profit on ordinary activities}}{\text{Diluted average number of shares *}}$

Diluted earnings per share, amortisation of goodwill added (DEPSAA)** = $\frac{\text{Danisco's share of profit on ordinary activities, amortisation of goodwill added}}{\text{Diluted average number of shares *}}$

Diluted cash flow per share** = $\frac{\text{Cash flow from operating activities}}{\text{Diluted average number of shares *}}$

Diluted net asset value per share** = $\frac{\text{Equity}}{\text{Diluted number of shares at year-end*}}$

Market price/diluted net asset value** = $\frac{\text{Market value}}{\text{Equity}}$

Price/earnings = $\frac{\text{Market price per share}}{\text{Basic earnings per share (EPS)}}$

Pay-out ratio = $\frac{\text{Dividend} \times 100}{\text{Danisco's share of profit on ordinary activities}}$

Invested capital = Working capital, intangible fixed assets, tangible fixed assets, other provisions and participating interests in associated undertakings whose results are included in operating profit (EBIT).

EPS = Basic earnings per share
DEPS = Diluted earnings per share
DEPSAA = Diluted earnings per share, amortisation of goodwill added
ROAIC = Return on average invested capital
ROACE = Return on average capital employed
ROAONA = Return on average operative net assets

* Excluding own shares

** The effect of Danisco's programmes for share options and warrants has been inluded in the diluted values.

Undertaking[1]	Country	Currency	Nominal capital*	Danisco's share in %
Ingredients and Sweeteners				
A/S Syntetic	Denmark	DKK	35,300	100
Danisco Tønder A/S	Denmark	DKK	2,300	100
Danisco Argentina S.A.	Argentina	USD	12	100
Danisco Australia Pty. Ltd.	Australia	AUD	21,000	100
Danisco Ingredients Austria GmbH	Austria	EUR	36	100
Dansico Sweeteners GmbH	Austria	EUR	36	100
Danisco Belgium S.A.	Belgium	EUR	20	100
Eurotec SPRL	Belgium	EUR	19	100
Perlarom SA Belgium	Belgium	EUR	1,240	100
Danisco Brasil Ltda.	Brazil	USD	7,196	100
Danisco Canada Inc.	Canada	CAD	100	100
Danisco Chile S.A.	Chile	CLP	9,429,878	100
Danisco (China) Co. Ltd.	China	USD	24,500	100
Danisco Ingredients (Shanghai) Co. Ltd.	China	USD	200	100
Danisco Colombia Ltda.	Colombia	USD	23	100
Danisco Czech Republic a.s.	Czech Republic	CZK	175,000	100
Danisco Sweeteners OY	Finland	EUR	10,000	100
Finnfeeds Finland OY	Finland	EUR	1,346	100
Finnfeeds OY Vaasa	Finland	EUR	9	100
Cultor France Holding S.A.	France	EUR	884	100
Cultor France S.A.	France	EUR	10,766	100
Danisco Grasse S.A.	France	EUR	6,100	100
Danisco Ingredients France S.A.R.L.	France	EUR	3,700	100
Danisco Landerneau S.A.	France	EUR	808	100
Danisco Seillans S.A.	France	EUR	3,160	100
Sud Aromatiques S.A.	France	EUR	610	100
Danisco Niebüll GmbH	Germany	EUR	1,000	100
Danisco Cultor Italia S.p.A.	Italy	EUR	110	100
Danisco Ingredients (India) Pvt. Ltd.	India	INR	205,579	100
Danisco Japan Ltd.	Japan	JPY	500,000	100
Perlarom Investissements SA	Luxembourg	EUR	6,200	100
Danisco Malaysia Sdn. Bhd.	Malaysia	MYR	67,000	100
Danisco Mexico S.A. de C.V.	Mexico	MXN	71,636	100
Aroma 2000 BV	Netherlands	EUR	136	100
Cultor Foods Science B.V.	Netherlands	EUR	20	100
Cultor Holland B.V.	Netherlands	EUR	20	100
Danisco Holland B.V.	Netherlands	EUR	20	100
Danisco New Zealand Ltd.	New Zealand	NZD	0	100
Danisco Cultor Norway A/S	Norway	NOK	100	100
Danisco Ingredients Sp.z.o.o.	Poland	PLN	200	100
Perlarom Polska Sp.z.o.o.	Poland	PLN	50	100
ZAO Danisco	Russia	RUR	264	100
Danisco Animal Nutrition Pte. Ltd.	Singapore	SGD	100	100
Danisco Singapore Pte. Ltd.	Singapore	SGD	1,000	100
Danisco Cultor España, S.A.	Spain	EUR	357	100
Perlarom SA Spain	Spain	EUR	126	100
Danisco Cultor Sweden AB	Sweden	SEK	4,000	100
Danisco Ingredients Sweden AB	Sweden	SEK	15,000	100
Danisco Cultor (Switzerland) AG	Switzerland	CHF	600	100
Xyrofin AG	Switzerland	CHF	500	100
Broadland Foods Ltd.	UK	GBP	417	100
Danisco Animal Nutrition	UK	GBP	11	100
Danisco Bearminster Ltd.	UK	GBP	2,129	100
Danisco Sweeteners Ltd.	UK	GBP	1	100
Danisco UK Ltd.	UK	GBP	5,897	100
Danisco UK (Production) Ltd.	UK	GBP	151	100
Major International Ltd.	UK	GBP	25	50
Danisco USA, Inc.	USA	USD	55,843	100
Finnsugar Bioproducts Inc.	USA	USD	5,201	100

Undertaking[1]	Country	Currency	Nominal capital*	Danisco's share in %
Sugar				
Danisco Sugar Finland Oy	Finland	EUR	15,000	100
Danisco Sugar Oy	Finland	EUR	45,411	100
Sucros Oy	Finland	EUR	58,866	80
Suomen Sokeri Oy	Finland	EUR	38,683	100
Danisco Sugar GmbH	Germany	EUR	7,670	100
Danisco Sugar hf	Iceland	ISK	400	100
AB Kedainiai Cukrus	Lithuania	LTL	67,068	74
AB Paneveys	Lithuania	LTL	24,772	68
Danisco Sugar UAB	Lithuania	LTL	10	100
Danisco Sugar Ingolf Wessenberg & Co. AS	Norway	NOK	50	50
AB Bungenäs Kalkbrott	Sweden	SEK	600	100
Danisco Holding Sverige AB	Sweden	SEK	100,000	100
Danisco Sugar AB	Sweden	SEK	400,000	100
SSA Tryck AB	Sweden	SEK	1,000	100
Seed				
Maribo Seed International ApS.	Denmark	DKK	125	100
Danisco Seed Austria GmbH.	Austria	EUR	774	100
Danisco Semences S.A.R.L.	France	EUR	448	100
Danisco Seed GmbH	Germany	EUR	520	100
Danisco Seed Italia S.p.A.	Italy	EUR	103	100
Danisco Seed Poland Sp.z.o.o	Poland	PLN	4	100
Danisco Seed Romania S.R.L.	Rumania	ROL	90,000	100
Danisco Semillas S.A.	Spain	EUR	120	100
Danisco Seed UK Ltd.	UK	GBP	40	100

Undertaking[1]	Country	Currency	Nominal capital*	Danisco's share in %
Holding companies etc.				
A/S PSE 38 2024	Denmark	DKK	2,500	100
Cometra A/S	Denmark	DKK	15,000	100
Danisco Foods A/S	Denmark	DKK	10,000	100
Taffel Foods Ejendomsselskab A/S	Denmark	DKK	7,000	100
Ydernæs I A/S	Denmark	DKK	600	100
**Danisco Finland Oy	Finland	EUR	39,500	100
Kiinteisto Oy Keilaranta 9	Finland	DKK	12,614	100
**Danisco Holding France S.A.	France	EUR	33,341	100
**Danisco Beteiligungsgesellschaft GmbH	Germany	EUR	7,670	100
Danisco Foods GmbH	Germany	EUR	128	100
Danisco Foods B.V.	Netherlands	EUR	23	100
**Danisco Holding Holland B.V.	Netherlands	EUR	22	100
**Danisco Holdings (NZ) Ltd.	New Zealand	NZD	12,500	100
**Cultor UK Ltd.	UK	GBP	8,600	100

[1]) Undertakings with activities during the financial year – list of associated undertakings, see Note 13.

*) Nominal share capital in 1,000 units

**) Holding company of a number of subsidiary undertakings.

Anders Knutsen, born 1947
- MSc Economics.
- Chairman of the Board of Directors, 2002.
- Joined the Board of Directors in 1997, Deputy Chairman 1999 - 2002.
- Chairman of the Boards of Led Lumina A/S and LM Glasfiber Holding A/S.
- Deputy Chairman of the Boards of Fritz Hansen A/S and Topdanmark A/S.
- Director of Danish Investment Fund.
- Chairman of the Board of Danmarks Erhvervsråd.
- CEO and President of Bang & Olufsen A/S 1992-2002.

Matti Vuoria, born 1951
- Master of Law.
- Deputy Chairman of the Board, 2002.
- Joined the Board of Directors in 1999.
- Chairman of the Boards of Fortum Corporation, Nokian Tyres Plc. and Solidium Oy, Finland.
- Director of European Renaissance Fund Ltd. and Orion Corporation, Finland.

Bo Berggren, born 1936
- Dr. tech. h.c.
- Joined the Board of Directors in 1993.
- Chairman of the Boards of J.D. Stenqvist AB and Stiftelsen Stora Kopparberget, Sweden.
- Director of Robert Bosch GmbH, Germany.

Per Gertsen, born 1950
- Senior Shop Steward.
- Director elected by the employees.
- Joined the Board of Directors in 1997.

Lis Glibstrup, born 1948
- MSc Chemical Engineering.
- Product Service Manager.
- Director elected by the employees.
- Joined the Board of Directors in 2002.

Peter Højland, born 1950
- BSc Economics and Business Administration.
- Managing Director, Transmedica A/S.
- Joined the Board of Directors in 1998.
- Chairman of the Boards of Transmedica Holding A/S, Amrop-Hever A/S and Bikuben Fondene.
- Deputy Chairman of the Board of Center for Ledelse.
- Director of Danske Bank A/S, Nordicom A/S, Knud Wexøe A/S, Parken Sport & Entertainment A/S and Lars Muusman A/S.

Heimo Karinen, born 1939
- MSc Engineering, Bergsråd.
- Joined the Board of Directors in 1999.
- Chairman of the Board of Outokumpu Oyj, Finland.

Jon Krabbe, born 1936
- Agricultural education.
- Landowner, Chamberlain.
- Managing Director of Det Classenske Fideicommis.
- Joined the Board of Directors in 1979.
- Chairman of the Board of Grønt Center.
- President of Det Kgl. Danske Landhusholdningsselskab.

Bent Willy Larsen, born 1944
- Engineer.
- Director elected by the employees.
- Joined the Board of Directors in 2002.
- Chairman of The Salaried Staff Association, Danisco Sugar

Børge A. Pedersen, born 1941
- Senior Shop Steward.
- Director elected by the employees.
- Joined the Board of Directors in 1974.

Jørgen Tandrup, born 1947
- MSc Economics and Business Administration.
- Managing Director, Skandinavisk Tobakskompagni A/S.
- Chairman of the Boards of Dagrofa a/s, House of Prince A/S, Nordisk Tobaks Kompagni A/S and Orlik Tobacco Company A/S.
- Deputy Chairman of the Boards of The Confederation of Danish Industries and Aktieselskabet Kjøbenhavns Sommertivoli.
- Director of DONG A/S.
- Joined the Board of Directors in 2002.

The members of the Board of Directors hold 12,542 shares in Danisco.

Alf Duch-Pedersen, born 1946
- BSc Engineering, Diploma in Commerce.
- CEO and Chairman of the Executive Board.
- Employed at Danisco in current position since 1997.
- Chairman of the Board of Directors of Danske Bank A/S.
- Deputy Chairman of the Board of Group 4 Falck A/S.
- Director of Danisco 1994-97.
- Member of the Executive Committee of The Confederation of Danish Industries.

Søren Bjerre-Nielsen, born 1952
- MSc Economics and Business Administration, State-Authorised Public Accountant.
- Executive Vice President responsible for Finance and IT.
- Employed at Danisco in current position since 1995.
- Director of Carlsberg A/S, Carlsberg Breweries A/S, VKR Holding A/S, VELUX A/S, Villum Kann Rasmussen Fonden, Danmarks Nationalbank, Genencor International, Inc. and Amcor Flexibles Europe A/S.

Mogens Granborg, born 1947
- MSc Chemical Engineering, PhD, B.Com.
- Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar.
- Employed at Danisco since 1988, in current position since 1989.
- Chairman of the Boards of Monberg & Thorsen A/S, Dyrup A/S and Danish State Railways (DSB).

Robert H. Mayer, born 1943
- MSc Engineering, PhD.
- Executive Vice President responsible for Danisco Emulsifiers, Danisco Functional Systems, Danisco Textural Ingredients, Danisco Flavours, Danisco Specialities, Global Sales & Marketing, Key Account Relations and Global Operations.
- Employed at Danisco since 1981, in current position since 1999.
- Director of Genencor International, Inc.

The members of the Executive Board hold 7,999 shares in Danisco.
The share option programme for the Executive Board comprises 222,000 shares, see note 27.

Danisco Emulsifiers

Danisco started producing emulsifiers in 1936 and is today the leading supplier to the global food industry. Emulsifiers make it possible to mix oil and water and are used in e.g. low-calory products.

www.danisco.com/ingredients

Danisco Functional Systems

Danisco has specialised in functional systems and is today leading in the area. The trend is towards food producers buying ingredient blends instead of single ingredients.

www.danisco.com/ingredients

Danisco Textural Ingredients

Danisco has production facilities across the globe and is among the world's largest producers of textural ingredients. Seaweed, citrus and leguminous fruits are important raw materials, and the end products are used in e.g. marmalade and ice cream.

www.danisco.com/ingredients

Danisco Flavours

Through organic growth and acquisitions, Danisco has gained a position as number 8 on the global flavour market. Vanilla is one of Danisco's most important flavours.

www.danisco.com/flavours

Danisco Specialities

Danisco Specialities' product range includes products such as enzymes, cultures and antioxidants. The dairy industry is a major customer and bacteria cultures for yoghurt are a key product. Danisco is also large-scale producer of enzymes for the bakery industry.

www.danisco.com/ingredients

Danisco Sweeteners

Danisco is the world's leading supplier of xylitol but produces a range of other sweeteners.

www.danisco.com/sweeteners

Danisco Animal Nutrition

Established in the 1980s as one of the pioneers, Danisco is today a major supplier of enzymes for poultry and pig feed.

www.danisco.com/animalnutrition

Danisco Sugar

Danisco is one of the most efficient sugar producers in Europe with production facilities in Denmark, Sweden, Finland, Lithuania and Germany.

www.daniscosugar.com

CONTACT DANISCO

Danisco A/S

Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com

Communications

Investor Relations
www.danisco.com/investor
investor@danisco.com

Media Relations
www.danisco.com/press
[illegible]@danisco.com

Human Resources

www.danisco.com/people
[illegible]@danisco.com

Sustainability

www.danisco.com/sustainability
sustainability@danisco.com



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Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
info@danisco.com
www.danisco.com